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03050634

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mayr-Melnhof Karton AG

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
MAY 29 2003
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4052 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DATE : 5/21/03


MM
KARTON AG

Overview Mayr-Melnhof Group

consolidated (in millions of EUR)	2002	2001	+/-
Consolidated sales	1,265.7	1,122.9	+12.7%
EBITDA	223.3	201.0	+11.1%
Operating profit	135.7	120.2	+12.9%
Income before income taxes and minority interests	132.8	123.3	+7.7%
Net income	83.3	77.9	+6.9%
Cash earnings	174.7	159.7	+9.4%
Return on equity	15.2%	14.9%	
Operating margin	10.7%	10.7%	
Return on capital employed [1]	24.5%	23.8%	
Stockholders' equity	572.0	523.5	
Total liabilities and stockholders' equity	1,175.2	1,075.9	
Capital expenditures	67.9	59.5	
Depreciation and amortization	87.5	76.2	
Employees	6,786	5,419	
Basic and diluted earnings per share (in EUR)	7.57	6.66	
Dividend per share (in EUR)	2.00[2]	1.80	

[1] See adjusted amendments in the glossary

[2] proposed

Financial Calendar 2003:

April 23, 2003	Financial results for 2002
May 12, 2003	Results for the 1st quarter of 2003
May 13, 2003	9th Annual General Meeting
May 19, 2003	Ex-Dividend Day
May 26, 2003	Dividend payment day
August 20, 2003	Results for the 1st half-year of 2003
November 18, 2003	Results for the first three quarters of 2003

Published and edited by:
Mayr-Melnhof Karton AG
Brahmsplatz 6
A-1041 Vienna

For further information, please contact:
Stephan Werba
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195

e-mail: investor.relations@mm-karton.com

Concept & Design:
Schoeller Corporate Communications, Wien/Hamburg

The English version of this annual report is a translation of the original German text.

The annual reports and interim reports can be requested from the Company and are also available on the Internet.

http://www.mayr-melnhof.com

Cover: SWISSTOP 350g/m2

Glossary

Financial Indicator Definitions

Acid test ratio

The sum of cash and cash equivalents, marketable and non-current securities, and trade accounts receivable divided by current liabilities excluding short-term revolving bank debt.

Cash earnings

Income before minority interests, depreciation and amortization, and deferred income taxes.

Cash earnings margin

Cash earnings divided by sales.

Cash ratio

The sum of cash and cash equivalents, marketable and non-current securities divided by current liabilities excluding short-term revolving bank debt.

Current ratio

The sum of total current assets and non-current securities divided by current liabilities excluding short-term revolving bank debt.

EBITDA

Income before minority interests, net interest expense, income taxes, and depreciation and amortization.

EBITDA margin

EBITDA divided by sales.

Employees

Employees at year end, including part-time employees on a pro-rata basis and apprentices.

Enterprise value

The sum of market capitalization, minority interests, and net debt (please refer to the notes made in the net debt definition).

Equity and non-current liabilities to property, plant and equipment

The sum of stockholders' equity and noncurrent liabilities divided by property, plant and equipment - net.

Equity to total assets

Stockholders' equity divided by total assets.

Net debt

The sum of short-term borrowings and total long-term debt subtracted by cash and cash equivalents, marketable and non-current securities. Only when these liabilities are greater than these assets, will the net debt amount be included in further ratio calculations - particularly Return on Capital Employed (ROCE) and Enterprise Value (EV).

Net debt to equity

Net debt divided by stockholders' equity.

Net profit margin

Net income divided by sales.

Operating margin

Operating profit divided by sales.

Property, plant and equipment to total assets

Property, plant and equipment - net divided by total assets.

Return on capital employed (ROCE)

The sum of income before minority interests, income taxes, and interest expense divided by the average sum of stockholders' equity, minority interests, and net debt (please refer to the notes made in the net debt definition).

Return on assets

The sum of income before minority interests and interest expense divided by average total assets.

Return on equity (ROE)

Net income divided by the average stockholders' equity.

Return on investment (ROI)

The sum of income before minority interests and interest expense divided by the average sum of stockholders' equity, minority interests, short-term borrowings, and long term debt.

Times interest earned

Operating profit divided by net interest expense.

Working capital

The sum of non-current securities and total current assets subtracted by total current liabilities excluding short-term revolving bank debt.

Development in the 4th Quarter 2002

Quarterly Overview

Mayr-Melnhof Group (US GAAP, unaudited)

(consolidated in EUR millions)	I/2002	II/2002	III/2002	**IV/2002**	IV/2001	+/-
Sales	294.4	305.6	340.4	325.3	276.4	+17.7%
Operating profit	34.5	33.3	37.4	30.5	21.2	+43.9%
Operating margin	11.7%	10.9%	11.0%	9.4%	7.7%	
Income before income taxes and minority interests	34.2	33.9	36.2	28.5	21.1	+35.1%
Income taxes	(12.2)	(12.2)	(13.3)	(11.1)	(9.3)	
Net income	21.9	21.6	22.7	17.1	11.4	+50.0%
(in % of sales)	7.4%	7.1%	6.7%	5.3%	4.1%	
Basic and diluted earnings per share (in EUR)	1.98	1.96	2.06	1.57	1.05	

Due to the prevailing uncertainty regarding the economic development and a respective decline in consumer confidence customers continue to order short-term and restrained.

With consolidated sales of EUR 325.3 million (4th Quarter 2001: EUR 276.4 million), the Mayr-Melnhof Group achieved an operating profit of EUR 30.5 million; clearly exceeding the previous year's level (4th Quarter 2001: EUR 21.2 million). The decline compared to the third quarter 2002 (EUR 37.4 million) mainly results from seasonally lower utilization rates primarily in December. After 94 % in the third quarter, the Cartonboard Division's capacity utilization rate decreased to 83 % in the fourth quarter, which was mainly attributable to the substantial downtime, especially in the second half of December (2001: Q3: 90 %; Q4: 85 %).

Net income for the period reached EUR 17.1 million, thus surpassing the previous year's level by 50 % (4th Quarter 2001: EUR 11.4 million) .

The same applies for the Consolidated Annual Financial Statements which were prepared in accordance with US GAAP. These Statements were supplemented by the Management Discussion and Analysis for the Group and further Notes under the terms of Section 245a of the Commercial Code. Pursuant to the terms of Section 245a of the Commercial Code, the present Consolidated Annual Financial Statements according to US GAAP, provide exemption from the obligation to prepare Consolidated Financial Statements according to Austrian law.

The Supervisory Board concurs with the management report, the Group consolidated annual financial statements, as well as the management discussion and analysis, and hereby approves the annual financial statements of Mayr-Melnhof Karton AG as of December 31, 2002. The 2002 annual financial statements of Mayr-Melnhof Karton AG are accordingly adopted in accordance with Section 125 (2) of the Austrian Companies Act.

The Supervisory Board has considered and approves the Management Board's proposal regarding the appropriation of net income for the 2002 financial year.

On behalf of the members of the Supervisory Board, I would like to extend my thanks and appreciation to all employees of the Mayr-Melnhof Group for their outstanding efforts and remarkable achievements during 2002.

Vienna, April 2003

Michael Gröller
Chairman of the Supervisory Board

Report of the Supervisory Board

The 2002 financial year

In the 2002 financial year, the Supervisory Board discharged its responsibilities under statute and the articles of the Company.

During the 2002 financial year, the Supervisory Board held six meetings: February 2, April 11, May 14, June 18, September 23, and November 26, together with the Group's Management Board. No member of the Supervisory Board participated in less than half of the number of meetings.

Moreover, the Management Board continuously informed the Supervisory Board through written and oral reports as to the developments of business and the condition of the Company as well as its affiliated companies. Apart from the meetings of the Supervisory Board, the Chairman of the Supervisory Board has also been in steady contact with the Chairman of the Management Board and has discussed with him issues on strategy, business development, and the risk situation of the Company.

In addition to monitoring the Group's current development, the Supervisory Board was primarily concerned with the individual segment strategies, acquisitions, and other major investment decisions.

The executive committee and the personnel committee, which is identical in the persons participating, met five times during the financial year. The focus was on the strategic positioning and further development of the Group.

The change in the Supervisory Board and Management Board as of May 14, 2002 took place according to schedule.

In the meeting of November 26, 2002 the Supervisory Board discussed the implementation of the Austrian Corporate Governance Code.

The annual financial statements of Mayr-Melnhof Karton AG for the year ending December 31, 2002 and the management report including the accounting were audited by Unitreu Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungs-, und Steuerberatungsgesellschaft, Vienna. The audit confirmed that the accounting, the annual financial statements, and management report conform with the legal requirements and articles of association. The audit provided no reason for query, and the auditors duly issued an unqualified opinion.

The 2002 Board members were:

Management Board
Michael GRÖLLER, Vienna
(Chairman until May 13, 2002)
Wilhelm HÖRMANSEDER, Purkersdorf
(Chairman as of May 14, 2002)
Andreas BLASCHKE, Perchtoldsdorf
(Member of the Management Board as of May 14, 2002)
Herbert NOICHL, Vienna
(Member of the Management Board as of May 14, 2002)
Franz RAPPOLD, Laab im Walde
(Member of the Management Board as of May 14, 2002)

Supervisory Board
Carl Anton GOESS-SAURAU, Frohnleiten
(Chairman until May 13, 2002)
Michael GRÖLLER, Vienna
(Chairman as of May 14, 2002)
Friedrich MAYR-MELNHOF, Grödig
(Vice-Chairman)
Romuald BERTL, Graz
(Vice-Chairman)
Gerhard GLINZERER, Vienna
Clemens GOESS-SAURAU, London
Manfred GRUNDAUER, Frohnleiten
(Staff council representative, Mayr-Melnhof-Karton)
Hubert ESSER, Neuss
(Staff council representative, Mayr-Melnhof-Karton)
Gerhard NOVOTNY, Vienna
(Staff council representative, Mayr-Melnhof-Packaging)

Vienna, March 20, 2003

Management Board

Wilhelm Hörmanseder

Andreas Blaschke

Herbert Noichl

Franz Rappold

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
MM-PACKAGING							
MM Packaging Behrens GmbH & Co. KG	Alfeld (Leine)	DEU	Production of packaging	EUR	1,790	100.00%	FC [1]
MM Packaging Behrens GmbH & Co. KG Berlin	Berlin	DEU	Production of packaging	EUR	256	100.00%	FC [1]
MM Packaging BEHRENS Verwaltungsgesellschaft mit beschränkter Haftung	Alfeld (Leine)	DEU	General partner	EUR	26	100.00%	FC [1]
Ernst Schausberger & Co. Gesellschaft m.b.H.	Gunskirchen	AUT	Production of packaging	EUR	2,910	67.00%	FC [1]
Hermann Schött GmbH Offsetdruckerei	Mönchengladbach	DEU	Production of packaging	DEM	10,000	100.00%	FC [1]
Mayr-Melnhof Packaging Austria GmbH	Vienna	AUT	Production of packaging	EUR	3,050	100.00%	FC [1]
MM Packaging France S.A.S.	Moneteau	FRA	Production of packaging	EUR	2,454	100.00%	FC [1]
Mayr-Melnhof Packaging GmbH	Baiersbronn	DEU	Holding / Consulting	DEM	8,000	100.00%	FC [1]
Mayr-Melnhof Packaging Holding S.A.R.L.	Seignelay	FRA	Holding Company	EUR	4,140	100.00%	FC [1]
Mayr-Melnhof Packaging Romania S.A.	Ploiesti	ROU	Production of packaging	ROL	55,040	100.00%	FC [1]
PacProject GmbH	Alfeld	DEU	General partner	EUR	26	100.00%	FC [1]
Mayr-Melnhof Packaging UK Limited	London	GBR	Production of packaging	GBP	9,700	100.00%	FC [1]
MM Packaging Europe GmbH	Vienna	AUT	Consulting	EUR	37	100.00%	FC [1]
MM Packaging Schilling GmbH & Co KG	Heilbronn	DEU	Production of packaging	DEM	1,460	100.00%	FC [1]
MM Packaging Schilling Verwaltungsgesellschaft m.b.H.	Heilbronn	DEU	General partner	DEM	50	100.00%	FC [1]
Neupack Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Production of packaging	ATS	25,000	100.00%	FC [1]
Neupack Hungaria Csomagoloanyag Gyarto es Kereskedelmi Korlatolt Felelössegü Tarasag	Budaörs	HUN	Production of packaging	HUF	326,500	100.00%	FC [1]
Neupack Polska Sp. z o.o.	Bydgoszcz	POL	Production of packaging	PLN	9,260	99.89%	FC [1]
MM Packaging Caesar GmbH & Co KG	Traben-Trarbach	DEU	Production of packaging	EUR	5,120	100.00%	FC [1]
MM Packaging Caesar Verwaltungs GmbH	Traben-Trarbach	DEU	General partner	EUR	26	100.00%	FC [1]
Schausberger, obaly a tisk, s.r.o.	Solnice	CZE	Trading of packaging	CZK	100	67.00%	FC [1]
C. P. Schmidt Verpackungs-Werk GmbH & Co. KG	Kaiserslautern	DEU	Production of packaging	DEM	7,200	50.00%	PC [2]
C. P. Schmidt Verpackungs-Werk Beteiligungsgesellschaft mbH	Kaiserslautern	DEU	General partner	DEM	350	50.00%	PC [2]
VTV Verpackungstechnische Verfahren GmbH	Kaiserslautern	DEU	Development of packaging	DEM	350	50.00%	PC [2]
Copacarton S.A. i.L.	St. Avold	FRA	Production of packaging	FRF	10,000	49.40%	PC [2]
MM Packaging Russia LLC.	St. Petersburg	RUS	Production of packaging	RUR	300	100.00%	NC [3]
OTHERS							
Syn-Group Unternehmensberatungs GmbH	Vienna	AUT	Consulting	EUR	37	50.00%	PC [2]
X-Data-EDV Dienstleistungen GmbH	Vienna	AUT	General partner	EUR	35	100.00%	FC [1]
„free com" internet-services GmbH	Vienna	AUT	IT services	EUR	35	65.00%	FC [1]

[1] FC...fully consolidated
[2] PC...proportional consolidation
[3] NC...non-consolidated
[4] EC...consolidated at equity

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Trading companies (Selling) of MM-Karton							
Austria Cartón S.A.	Barcelona	ESP	Cartonboard trading	EUR	60	75.00%	FC [1]
Keminer Remmers Kartonhandels GmbH	Willich	DEU	Cartonboard trading	DEM	2,500	100.00%	FC [1]
Mayr-Melnhof Belgium N. V.	Zaventem	BEL	Cartonboard trading	EUR	62	75.00%	FC [1]
Mayr-Melnhof France S.A.R.L.	Paris	FRA	Cartonboard trading	FRF	50	100.00%	FC [1]
Mayr-Melnhof Italia S.R.L.	Milano	ITA	Cartonboard trading	EUR	51	75.00%	FC [1]
Mayr-Melnhof Karton Polska Sp. z o.o.	Krakau	POL	Cartonboard trading	PLN	50	100.00%	FC [1]
Mayr-Melnhof Nederland B. V.	Eerbeek	NLD	Cartonboard trading	NLG	200	100.00%	FC [1]
Mayr-Melnhof Trading Handels GmbH	Vienna	AUT	Cartonboard trading	ATS	6,000	100.00%	FC [1]
Mayr-Melnhof UK Limited	London	GBR	Cartonboard trading	GBP	100	100.00%	FC [1]
MM Kartonvertrieb GmbH	Neuss	DEU	Cartonboard trading	DEM	50	100.00%	FC [1]
MM Scandinavia ApS	Kopenhagen	DAN	Cartonboard trading	DKK	200	100.00%	FC [1]
MM Karton Praha s.r.o.	Prague	CZE	Cartonboard trading	CZK	200	100.00%	FC [1]
Varsity Packaging Limited	London	GBR	Cartonboard trading	GBP	300	100.00%	FC [1]
MM Karton Bulgaria EOOD	Sofia	BLG	Cartonboard trading	BGN	5	100.00%	NC [3]

[1] FC...fully consolidated
[2] PC...proportional consolidation
[3] NC...non-consolidated
[4] EC...consolidated at equity

MM-GRAPHIA							
Mayr-Melnhof Packaging Trier GmbH	Trier	DEU	Production of packaging	EUR	3,500	100.00%	FC [1]
Mayr-Melnhof Finance S.A.	Lausanne	CHE	Holding / Consulting	CHF	50	100.00%	FC [1]
Colthrop N.V.	Eerbeek	NLD	Holding Company	NLG	4,000	100.00%	FC [1]
Graphia Hans Gundlach GmbH & Co KG	Bielefeld	DEU	Production of packaging	DEM	1,029	88.09%	FC [1]
Graphia Gundlach Verwaltungs GmbH	Bielefeld	DEU	General partner	DEM	6,000	100.00%	FC [1]
Graphia Gundlach Verlags- und HandelsGmbH	Bielefeld	DEU	Production of packaging	DEM	50	100.00%	FC [1]
Innovaprint GmbH & Co KG	Bielefeld	DEU	Production of packaging	EUR	500	88.09%	FC [1]
Innovaprint VerwaltungsGmbH	Bielefeld	DEU	General partner	DEM	50	88.09%	FC [1]
MM Graphia Dortmund GmbH	Dortmund	DEU	Production of packaging	EUR	100	88.09%	FC [1]
Ukrainisch-Deutsche geschlossene Aktiengesellschaft "Graphia Ukraina"	Tscherkassy	UKR	Production of packaging	UAH	5,880	81.22%	FC [1]
RONU Verwaltungsgesellschaft mbH	Baiersbronn	DEU	Holding / Consulting	EUR	5,038	100.00%	FC [1]

[1] FC...fully consolidated
[2] PC...proportional consolidation
[3] NC...non-consolidated
[4] EC...consolidated at equity

c) Table of Affiliated and Associated Companies:

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Mayr-Melnhof Karton Aktiengesellschaft	Vienna	AUT	Holding / Consulting	EUR	87,240	-	FC [1]

MM-KARTON

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
Baiersbronn Frischfaser Karton GmbH & Co. KG	Baiersbronn	DEU	Cartonboard production	DEM	4,000	100.00%	FC [1]
Baiersbronn Frischfaser Karton Verwaltungs GmbH	Baiersbronn	DEU	General partner	DEM	50	100.00%	FC [1]
Colthrop Board Mill Limited	Thatcham	GBR	Cartonboard production	GBP	7,000	100.00%	FC [1]
Emil Christ AG	Thal	CHE	Cartonboard production	CHF	1,500	100.00%	FC [1]
FS-Karton GmbH	Baiersbronn	DEU	Cartonboard production	EUR	51,641	100.00%	FC [1]
Mayr-Melnhof Gernsbach GmbH & Co KG	Gernsbach-Obertsrot	DEU	Cartonboard production	DEM	18,000	100.00%	FC [1]
Mayr-Melnhof Gernsbach Beteiligungs GmbH	Gernsbach-Obertsrot	DEU	General partner	EUR	52	100.00%	FC [1]
Karton Deisswil AG	Stettlen	CHE	Cartonboard production	CHF	6,000	100.00%	FC [1]
Kolicevo Karton Proizvodnja kartona, d.o.o.	Domzale	SVN	Cartonboard production	SIT	3,074,067	100.00%	FC [1]
Mayr-Melnhof Eerbeek B. V.	Eerbeek	NLD	Cartonboard production	EUR	7,300	100.00%	FC [1]
Mayr-Melnhof Holdings N. V.	Eerbeek	NLD	Holding / Consulting	NLG	148,209	100.00%	FC [1]
Mayr-Melnhof Karton Gesellschaft m.b.H.	Frohnleiten	AUT	Owning company	ATS	100,000	100.00%	FC [1]
Mayr-Melnhof Karton GmbH & Co KG	Frohnleiten	AUT	Cartonboard production	ATS	1,000	100.00%	FC [1]
MM Nikopol A.D.	Nikopol	BLG	Cartonboard production	BGN	652	98.61%	FC [1]
MM Kolicevo Holding d.o.o.	Domzale	SVN	Holding Company	SIT	2,100	100.00%	FC [1]
MM Holding UK Limited	London	GBR	Holding Company	GBP	5,170	100.00%	FC [1]
MM Transport & Logistik GmbH	Frohnleiten	AUT	Logistics Company	EUR	37	100.00%	FC [1]
CDEM Holland B. V.	S-Hertogenbosch	NLD	R & D (waste dump)	NLG	400	33.33%	EC [4]
Flevohout B. V.	Eerbeek	NLD	Purchasing of popular wood	NLG	282	50.00%	NC [3]
Industriewater Eerbeek B. V.	Eerbeek	NLD	Waste water purification	NLG	315	37.50%	NC [3]
Lokalbahn Payerbach-Hirschwang Gesellschaft m.b.H.	Reichenau an der Rax	AUT	Railway transport	ATS	2,500	100.00%	NC [3]
Stort Doonweg B.V.	Eerbeek	NLD	Waste dumping	NLG	40	50.00%	NC [3]
Verenigde Papierfabrieken Eerbeek B. V.	Eerbeek	NLD	Corporate shell	NLG	2,450	100.00%	NC [3]
Mayr-Melnhof Papierresidu Verwerking B.V.	Eerbeek	NLD	Holding / Consulting	EUR	18	100.00%	FC [1]
CDEM V.O.F.	S-Hertogenbosch	NLD	Combustor	EUR	18	33.33%	NC [3]

Recycling paper companies (Purchasing) of MM-Karton

Company name	Registered office	Country	Primary activities	Nominal capital in thous. currency units		Shareholding in %	Type of consolidation
MM Trading & Logistics Rohstoffhandel GmbH i.L.	Baiersbronn	DEU	Raw materials trading	DEM	1,200	100.00%	FC [1]
WÜRO Papierverwertung GmbH & Co KG.	Würzburg	DEU	Waste paper trading	DEM	420	66.67%	FC [1]
W Ü R O Verwaltungsgesellschaft mit beschränkter Haftung	Würzburg	DEU	General partner	DEM	51	66.67%	FC [1]
A. Spiehs Beteiligungsgesellschaft m.b.H.	Vienna	AUT	Holding Company	ATS	500	100.00%	FC [1]
Joh. Spiehs & Co GmbH	Vienna	AUT	Waste paper trading	EUR	35	100.00%	FC [1]
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Villach	AUT	Waste paper trading	EUR	109	63.34%	FC [1]
„Papyrus" Altpapierservice Handelsgesellschaft m.b.H.	Vienna	AUT	Waste paper trading	EUR	229	63.34%	FC [1]
Papyrus Wertstoff Service GmbH	Bad Reichenhall	DEU	Waste paper trading	DEM	26	63.34%	FC [1]

Other Information

The average number of employees is as follows:

	2002	2001
Employees in fully consolidated companies:		
Factory workers	4,453	3,746
Office staff	1,411	1,222
Employees in proportionally consolidated companies:		
Factory workers	262	304
Office staff	87	93
Total	6,213	5,365

The remuneration of members of the Management Board in the 2002 financial year amounted to thous. EUR 3,868.4 (2001: thous. EUR 5,790.5). The remuneration of members of the Supervisory Board for the 2002 financial year totaled thous. EUR 46.9 (2001: thous. EUR 54.5).

Treasury Stock

Number of shares acquired	Share of common stock (in thousands of EUR)	Share of common stock (%)
1,032,848	7,508.8	8.60707

Income Statement

Additional Disclosures related to the application of the Cost of Goods Sold Method

Cost of materials and purchased services can be split up as follows:

(in thousands of EUR)	**2002**	2001
Cost of materials	600,582.2	521,249.6
Cost of purchased services	20,265.5	24,961.3
Total	**620,847.7**	**546,210.9**

Personnel expense can be split up as follows:

(in thousands of EUR)	**2002**	2001
Wages	135,826.0	120,555.8
Salaries	80,034.6	72,654.8
Severance expense	4,351.1	6,134.3
Pension expense	4,833.4	2,657.2
Expenses for statutory social security, and payroll related taxes and other contributions	42,193.1	37,228.5
Other welfare expenditures	4,117.2	3,674.4
Total	**271,355.4**	**242,905.0**

Pension and severance expense can be split up as follows:

(in thousands of EUR)	**2002**	2001
Management Board and executive employees	2,668.0	3,690.9
Other employees	6,516.5	5,100.6
Total	**9,184.5**	**8,791.5**

Commercial Code calculation requires that deferred taxes be based upon timing differences, as well as the amounts of expected future tax liabilities and future tax refunds. The recording of deferred tax assets is optional, but deferred tax liabilities must be recorded.

Minority Interests

US GAAP requires that minority interests are recorded as a separate item included in liabilities. Austrian accounting principles require that minority interests be stated as a separate balancing item included in equity.

Treasury Stock

In the consolidated financial statements according to US GAAP, treasury stock is shown as a deduction from the total paid-in capital and retained earnings on the balance sheet. According to Austrian GAAP (HGB) treasury stock is shown as a current or noncurrent asset, depending on its intended use.

b) Additional Disclosures to the Notes in accordance with the Austrian Commercial Code (HGB)

Balance Sheet

Receivables

At December 31, 2002 and 2001, trade accounts receivable maturing after one year amount to thous. EUR 17.8 and thous EUR 0.0, respectively. Other receivables maturing after one year total thous. EUR 92.8 (2001: thous. EUR 415.7).

Accrued Expenses and Other Liabilities

Trade liabilities include advances from customers and notes payable totaling thous. EUR 108.3 (2001: thous. EUR 36.1) and thous. EUR 0.0 (2001: thous. EUR 114.6), respectively.

Liabilities concerning social security are thous. EUR 6,719.1 (2001: thous. EUR 6,515.5). The total amount of other liabilities which mature after five years is thous. EUR 207.9 (2001: thous. EUR 205.1).

Other provisions include personnel liabilities (accrued vacation, other bonuses, etc.), bonuses to customers, additional costs, potential losses from risks, and pending transactions.

Impairment of Long-Lived Assets

According to US GAAP, an impairment loss concerning long-lived assets has to be recognized if the sum of undiscounted future cash flows is less than the carrying amount of an asset. Such a recoverability test has to be performed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There is no equivalent to such a recoverability test under the Austrian Commercial Code (HGB). If events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, then the carrying amount of the asset is compared directly with its fair value.

Provisions for Pensions and Other Post-Employment Benefits

In the consolidated financial statements, defined benefit and severance payment plans are calculated using the Projected Unit Credit Method. This calculation includes an assumed rate of compensation increase. With respect to US GAAP, funded defined benefit plans are also calculated using the Projected Unit Credit Method. In the consolidated financial statements, each benefit obligation is netted against available plan assets resulting in the recognition of a liability or an asset. According to US GAAP, only restricted or segregated trust assets are considered plan assets.

Provisions for defined benefit and severance payment plans are calculated in accordance with par. 211 of the Austrian Commercial Code in connection with the expert opinion of the Austrian Chamber of Chartered Accountants using an actuarial valuation or a present value method with an interest rate of 3.5% and without considering expected future salary increases. In case of a separate pension plan fund only the obligation of supplementary payments is recorded according to the Austrian Commercial Code.

Accrued Expenses

In respect to Austrian accounting purposes, a principle of caution is used regarding the recognition of accrued expenses. US GAAP applies the prevailing principle of profit on an accrual basis and a more stringent interpretation to this principle of prudence discussed beforehand. Under US GAAP, accrued expenses are influenced by requirements such as the probability of an event and an estimation as to the amount of the provision.

Deferred Taxes

In the consolidated financial statements according to US GAAP, deferred tax assets and liabilities have to be recognized for all temporary differences arising between the tax base and the financial reporting base of assets and liabilities. Recognition of deferred tax assets for operating tax loss carryforwards is required, as long as it is expected that they will be off-set against taxable profits in the future. The Austrian

Treatment of the excess of fair value of acquired net assets over cost

According to the book value method and the revaluation method, which must be applied according to the Austrian Commercial Code (HGB) and the Seventh Directive of the European Community, the excess of fair value of acquired net assets over cost should be transferred to retained earnings or released to net income. According to US GAAP, the excess of fair value of acquired net assets over cost must be allocated as a reduction to non-current, non-monetary assets, such as property, plant and equipment.

Securities

In the consolidated financial statements according to US GAAP, current and non-current securities are categorized as "available-for-sale securities" and are stated at their estimated fair values. Changes in the estimated fair values are recorded as a component of accumulated other comprehensive income (Stockholders´ equity), net of tax. In contrast to US GAAP, the Fourth and Seventh Directives of the European Community do not permit the recognition of values which exceed the original cost of acquisition. Under Austrian accounting policies, such securities would be valued at the lower of cost or market. Investments and long-term financial assets are included in the non-current assets, whereas marketable securities are included in the current assets.

Property, Plant and Equipment

Some capital leases are capitalized in the consolidated financial statements, but according to the Austrian Commercial Code, these contracts would have been recorded as operating leases.

Goodwill and intangible assets with an indefinite useful life

According to US GAAP, goodwill and intangible assets are subject to capitalization. Goodwill and intangible assets acquired or resulting from business combinations completed before July 1, 2001, were amortized only until December 31, 2001. Goodwill and intangible assets with an indefinite useful life acquired after June 30, 2001, are no longer amortized but instead tested for impairment, on at least an annual basis. According to the Austrian Commercial Code (HGB), goodwill is amortized over its estimated useful life.

According to FAS 141, the purchase method has to be applied for all business combinations which were completed after June 30, 2001. According to the Austrian Commercial Code (HGB), it is possible to offset goodwill resulting from acquisitions against equity, which is not allowed under US GAAP.

The following is a country by country breakdown of net sales based upon shipment destination and a summary of long-lived assets based upon location:

(in thousands of EUR)	**2002** Net sales	**2002** Long-lived assets [1]	2001 Net sales	2001 Long-lived assets [1]
Austria	99,839.9	105,284.8	84,147.7	85,798.8
Germany	370,935.5	242,659.8	309,246.1	199,699.8
United Kingdom	170,664.0	20,137.2	166,183.1	23,998.6
France	118,842.1	12,740.3	121,222.0	15,713.4
Other European Union countries	161,100.7	30,174.3	143,387.9	29,263.6
Eastern European countries	197,252.5	106,319.0	167,674.2	78,190.8
Asia	70,776.3	0.0	53,167.2	0.0
Other foreign countries	76,279.0	31,068.1	77,865.8	32,912.5
Consolidated Total	**1,265,690.0**	**548,383.5**	**1,122,894.0**	**465,577.5**

[1] Long-lived assets consist of intangible assets and property, plant and equipment (see Note 11)

(23) Supplementary Disclosures to the Notes in accordance with par. 245a Austrian Commercial Code (HGB)

The accompanying financial statements of Mayr-Melnhof Karton AG are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP") with the exception that joint ventures are accounted for using the proportionate method of consolidation. These financial statements prepared in conformity with US GAAP fulfill the requirements of par. 245a of the Austrian Commercial Code (HGB). As a conclusion, the Group is not obliged to prepare consolidated financial statements according to Austrian GAAP (HGB). The additional disclosures in accordance with par. 245a (1) Z 1 - 3 Austrian Commercial Code (HGB) are as follows.

a) Disclosure of material differences between US GAAP and the Seventh Directive of the European Community as well as the Austrian Commercial Code (HGB)

Foreign Currency Translation

According to US GAAP, unrealized gains and losses resulting from the application of the current rate method of foreign exchange translation affect net income. Unrealized gains (losses) on intercompany foreign exchange transactions of long-term investment nature are recorded without affecting net income as a separate component of Stockholders' equity. In contrast, the realizable value principle under Austrian law requires that only unrealized losses are recorded.

Information about the Group's operating segments is shown below:

2002					
(in thousands of EUR)	MM-Karton	MM-Packaging [3]	MM-Graphia [3]	Eliminations	Consolidated
Net sales					
Revenues from external customers	679,864.6	408,980.1	176,845.3	0.0	1,265,690.0
Intersegment revenues	98,832.9	12,284.4	246.2	(111,363.5)	0.0
Total Revenues	778,697.5	421,264.5	177,091.5	(111,363.5)	1,265,690.0
Operating Profits	94,425.0	23,666.7	17,560.6	0.0	135,652.3
Net interest expense					
Interest income	7,840.1	1,988.5	2,610.9	(4,506.9)	7,932.6
Interest expense	(8,268.1)	(4,415.8)	(2,772.2)	4,506.9	(10,949.2)
Net interest expense	(428.0)	(2,427.3)	(161.3)	0.0	(3,016.6)
Income before income taxes and minority interests	95,425.1	20,723.3	16,687.3	0.0	132,835.7
Income tax expense	(32,395.9)	(8,480.0)	(7,946.5)	0.0	(48,822.4)
Net income	62,695.0	12,040.8	8,587.5	0.0	83,323.3
Capital expenditures [1]	46,905.7	12,705.3	8,257.0	0.0	67,868.0
Depreciation and amortization expense [2]	51,787.7	19,719.1	16,001.5	0.0	87,508.3
Identifiable segment assets	812,354.2	238,737.1	200,272.5	(76,152.4)	1,175,211.4
Employees per segment as of December 31,	2,952	2,652	1,182		6,786

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)
[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)
[3] Due to concentration of this business segment within the Group, certain former companies of the Packaging Division were integrated in the newly formed division MM-Graphia. In 2001, these companies were shown as a component of the Packaging Division. Therefore, a comparison between MM-Packaging in 2002 and data from prior periods is not possible.

2001				
(in thousands of EUR)	MM-Karton	MM-Packaging [3]	Eliminations	Consolidated
Net sales				
Revenues from external customers	628,729.0	494,165.0	0.0	1,122,894.0
Intersegment revenues	95,370.9	488.4	(95,859.3)	0.0
Total Revenues	724,099.9	494,653.4	(95,859.3)	1,122,894.0
Operating Profits	90,416.3	29,803.7	0.0	120,220.0
Net interest expense				
Interest income	10,474.9	4,016.2	(2,756.0)	11,735.1
Interest expense	(12,073.4)	(3,973.8)	2,756.0	(13,291.2)
Net interest expense	(1,598.5)	42.4	0.0	(1,556.1)
Income before income taxes and minority interests	85,225.2	38,067.2	0.0	123,292.4
Income tax expense	(29,318.3)	(14,885.8)	0.0	(44,204.1)
Net income	55,473.4	22,447.2	0.0	77,920.6
Capital expenditures [1]	42,443.2	17,024.7	0.0	59,467.9
Depreciation and amortization expense [2]	48,135.8	28,055.8	0.0	76,191.6
Identifiable segment assets	858,737.2	387,849.7	(170,673.8)	1,075,913.1
Employees per segment as of December 31,	2,453	2,966		5,419

[1] Capital expenditures for intangible assets and property, plant and equipment (see Note 11)
[2] Depreciation and amortization of intangible assets and property, plant and equipment (see Note 11)
[3] Due to concentration of this business segment within the Group, certain former companies of the Packaging Division were integrated in the newly formed division MM-Graphia. In 2001, these companies were shown as a component of the Packaging Division. Therefore, a comparison between MM-Packaging in 2002 and data from prior periods is not possible.

(22) Operating Segments

The Group restructured its business segments. From 2002 on, the Group classifies its businesses into three operating segments:

Through the acquisition of the Graphia companies, which were integrated into the Group as of July 1, 2002, the Group's business segments were restructured and a new division named Mayr-Melnhof Graphia ("MM-Graphia") was established. Due to concentration of this business segment within the Group, certain former companies of the Packaging Division were integrated in the newly formed division MM-Graphia. In 2001, these companies were shown as a component of the Packaging Division. Therefore, a comparison between MM-Packaging in 2002 and data from prior periods is not possible.

MM-Karton: This division manufactures and markets numerous grades of cartonboard, concentrating particularly on coated cartonboard primarily from recycled fiber.

MM-Packaging: This division converts cartonboard into printed folding cartons purchased by customers in a variety of industries including food and other consumer goods (e.g. cereals, dried foods, sugar, confectionary and baked goods, cosmetics and toiletries, detergents, domestic appliances, toys).

MM-Graphia: This division converts cartonboard into cigarette packaging but also high-grade confectionary packaging.

The Group's management reporting and controlling systems were adapted in accordance with the restructuring of the Group's business segments. These systems are substantially the same as those described in the summary of significant accounting policies (see Note 1). The Group measures the performance of its operating segments through the assessment of "Operating Profit".

Revenues are allocated to countries based on the location of the customer, whereas long-lived assets are allocated according to the location of the respective units.

Capital expenditures represent the purchase of property, plant and equipment, as well as the purchase of intangible assets.

(21) Commitments and Contingent Liabilities

The Group is subject to various claims and legal proceedings that arose in the ordinary course of business. Based on all of the facts available to management, the Group believes that the ultimate resolution of these claims and legal proceedings will not likely have a material adverse effect on the results of its operations, financial position, or liquidity; although no assurances can be given with respect to the outcome of such claims or litigation.

The Group is also subject to various environmental laws and regulations in the countries in which it operates. Expenditures for environmental matters, which relate to existing conditions caused by past operations and have no significant future benefit, are expensed. The Group records an accrual for environmental matters when a loss is probable and can be reasonably estimated. Costs of assessment and remediation of environmental matters to be accrued are based on estimates by management. It is possible that the final resolution of some of these matters may require the Group to make expenditures in excess of amounts currently provided, however, management believes that such additional amounts will not have a material effect on the Group's financial position or results of operations.

Expenses related to environmental matters were not material for the years ended December 31, 2002 and 2001.

Commitments and contingencies are presented at their contractual values and include the following:

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Guarantees	**1,733.4**	159.8
Notes payable	**34.2**	0.0
Total	**1,767.6**	159.8

The change in guarantees mainly results from the first time recognition of guarantees concerning environmental projects and from acquisitions of businesses. The Group is eligible for recourse concerning one of the guarantees which total thous. EUR 544.4.

At December 31, 2002, purchase obligations of fixed assets maturing within one year amount to approximately thous. EUR 378.0 (2001: thous. EUR 13,248.3).

c) Comprehensive Income

A summary of components of other comprehensive income (loss) for the years ended December 31, 2002 and 2001, is as follows:

	Year ended December 31, 2002			Year ended December 31, 2001		
(in thousands of EUR)	Pretax	Income Tax	Net	Pretax	Income Tax	Net
Unrealized gains (losses) on available-for-sale securities - net	(1,112.6)	(399.5)	(1,512.1)	347.7	(147.2)	200.5
Minimum pension liability	(2,644.2)	1,035.4	(1,608.8)	(641.7)	167.7	(474.0)
Gains on intercompany foreign currency transactions of long-term investment nature - net	306.8	0.0	306.8	325.5	0.0	325.5
Foreign currency translation adjustment	(5,916.4)	0.0	(5,916.4)	242.6	0.0	242.6
Cumulative effect of change in accounting principle (FAS 133)	0.0	0.0	0.0	1,534.6	(552.8)	981.8
Unrealized gains (losses) on derivative instruments - net	0.0	0.0	0.0	(1,534.6)	552.8	(981.8)
Total	(9,366.4)	635.9	(8,730.5)	274.1	20.5	294.6

(20) Operating Assets and Liabilities

The net change in operating assets and liabilities includes the following:

(in thousands of EUR)	**Year ended December 31, 2002**	Year ended December 31, 2001
Trade accounts receivable	7,520.9	10,349.9
Inventories	(2,001.9)	19,948.5
Other long-term assets	(1,486.5)	(2,887.3)
Prepaid expenses and other current assets	(1,753.0)	12,582.8
Trade liabilities	(14,970.9)	(4,669.8)
Accrued expenses and other liabilities	(2,314.0)	(6,462.4)
Deferred income	627.8	(1,314.8)
Provisions for income taxes	14,217.2	(145.1)
Other long-term liabilities	553.3	1,790.5
Total	392.9	29,192.3

(19) Stockholders' Equity

a) Capital Stock/Treasury Stock

In 2001 and 2000, the Shareholders approved several plans to repurchase up to 10% of the Group's capital stock. These repurchase programs were terminated according to schedule. On May 14, 2002, a new share repurchase program was approved by the shareholders. This new resolution authorized the Group to buy back shares from November 29, 2002 until November 14, 2003.

During 2002 and 2001, the Group repurchased 80,714 shares and 952,134 shares (0.7% and 7.9% of issued shares, respectively) for the amount of thous. EUR 5,331.1 and thous. EUR 51,350.6, including fees. Treasury stock is accounted for under the cost method and shown as a deduction from stockholders' equity (see Consolidated Statements of Changes in Stockholders' Equity).

b) Dividend

Under Austrian corporation law ("Aktiengesetz"), the amount of dividends available for distribution to shareholders is based upon the unappropriated retained earnings of Mayr-Melnhof Karton AG (parent company only), determined in accordance with the Austrian commercial code ("Handelsgesetzbuch"). At December 31, 2002, the distributable unappropriated retained earnings totaled thous. EUR 34,583.9 (2001: thous. EUR 27,204.5).

(in thousands of EUR)	2002	2001
Unappropriated retained earnings at January 1,	27,204.5	25,041.6
Net income of Mayr-Melnhof Karton AG (parent company only), for the year ended December 31,	27,265.7	21,850.5
Changes in reserves		(105.2)
Dividends paid	(19,886.3)	(19,582.4)
Unappropriated retained earnings at December 31,	34,583.9	27,204.5

For the year ended December 31, 2002, Mayr-Melnhof Karton AG has proposed a dividend of EUR 2.0 (2001: EUR 1.80) per share on 12 million shares totaling thous. EUR 24,000.0 (2001: thous. EUR 21,600.0).

	2002		2001	
	Options	Weighted Average Exercise Price [1]	Options	Weighted Average Exercise Price[1]
Issued on January 1,	130,300	53.05	**1,000,000**	**52.32**
Granted	0		0	–
Exercised	80,300		0	–
Cash settlement	0		869,700	–
Forfeited	0		0	–
Issued on December 31,	50,000	53.78	**130,300**	**53.05**
Exercisable on December 31,	50,000	53.78	130,300	53.05
Shares available on December 31 for options that may be granted	1,032,848		952,134	

[1] The exercise price ranges from EUR 52.32 to EUR 55.23 based upon the passage of time. Weighted average exercise price assumes options exercised prior to December 31, 2003.

The following table summarizes information about stock awards at December 31, 2002:

Options outstanding			Options exercisable	
Number of options	Weighted average remaining contractual life	Weighted average exercise price [1]	Number of options	Weighted average exercise price [1]
50,000	3 years	53.78	50,000	53.78

[1] The exercise price ranges from EUR 52.32 to EUR 55.23 based upon the passage of time. Weighted average exercise price assumes options exercised prior to December 31, 2003.

On July 15, 2002, 80,300 options were exercised at the option price of EUR 19.17 per share as a cash payment. Accordingly, the Group effected a payment of thous. EUR 1,597.2 to the option holder. In addition, an amount of thous. EUR 58.4 was paid to the option holder for reimbursement of the exercise price paid in prior years. On the date of exercise, the options had a fair value of EUR 21.67 using the Black-Scholes option pricing model, assuming risk free interest rates of 4.69%, volatility of 26.1%, 3.39% dividend yield, and an expected life of 14 months, which was the remaining life on the exercise date based on the original estimate. The Group recorded an additional compensation expense of thous. EUR 355.1 for awards paid in cash related to options exercised. Compensation expense for awards expected to be settled in the future with cash amounted to thous. EUR 173.6 (2001: thous. EUR 91.7) in 2002.

The actuarial assumptions used in calculating the values for the pension plans were as follows:

Weighted average assumptions

	December 31, 2002			December 31, 2001		
	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Discount rate	5.5%	4.9%	5.5%	6.0%	5.0%	6.0%
Expected return on plan assets	–	4.6%	–	–	4.7%	–
Rate of compensation increase	2.5%	2.4%	2.5%	2.5%	2.5%	2.5%

(18) Stock Options

On January 1, 2002, the Group sponsored a tandem stock award plan for members of the Management Board. The Group applies Statement of Financial Accounting Standard No. 123 ("FAS 123"), "Accounting for Stock Based Compensation", and related interpretations in accounting for the plan. Under the 1997 plan, the Group granted members of the Management Board the right to purchase a maximum of 1,000,000 options for EUR 0.73 per option. In 1998 and 1999, members of management exercised their rights and paid thous. EUR 442.0 and thous. EUR 285.0, respectively, to acquire the maximum number of options awarded under the 1997 plan. The options are exercisable between January 1, 1999 and December 31, 2005. The exercise price, ranging from EUR 52.32 to EUR 55.23, is indexed based on the passage of time. Upon exercise, the Board of Directors of the Company may elect to settle the awards in either stock or cash. Accordingly, compensation expense for stock option rights issued under the plan, which is expected to be settled with shares, are measured based on the fair value of the award at the date of grant and recognized as an expense over the period in which the awards vest. On the grant date, the fair value of each award was estimated based on the Black-Scholes option pricing model assuming risk free interest rates of 5.7%, volatility of 27.1%, 2% dividend yield, and an expected life of six years. The weighted average fair value of each option granted was EUR 17.22. Compensation expense for awards expected to be settled in the future with cash are measured based on the difference between the 60 day average market price of the Company's shares at the end of each period and the exercise price of the stock option.

The Group's defined pension benefit and other benefit plans in the United Kingdom, Switzerland, and the Netherlands, are funded. In all other countries, the Group maintains accruals in order to cover future defined benefit and severance payments. In accordance with local income tax laws, such obligations under Austrian plans are partially secured by Group assets totaling thous. EUR 9,676.6 and thous. EUR 11,102.3 at December 31, 2002 and 2001. These assets are classified as available-for-sale securities. Since these assets are not segregated or restricted, they are not classified as plan assets.

At December 31, 2002, the projected benefit obligations, accumulated benefit obligations, and fair values of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were thous. EUR 51,898.7 (2001: thous. EUR 35,737.2), thous. EUR 47,285.2 (2001: thous. EUR 31,964.9), and thous. EUR 2,597.5 (2001: thous. EUR 456.3), respectively.

The accrued pension and other benefit costs recognized in the consolidated balance sheet are as follows:

	December 31, 2002			December 31, 2001		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Funded status	9,218.0	25,220.6	15,904.6	7,415.2	5,887.4	14,770.5
Unrecognized actuarial (losses) gains - net	(796.4)	(5,165.0)	(1,725.4)	587.1	2,510.4	(813.0)
Unrecognized prior service cost	0.0	(2,465.0)	0.0	0.0	0.0	0.0
Unrecognized net transition assets (obligations)	(23.9)	494.4	125.0	(47.8)	962.1	250.1
Net liability recognized	8,397.7	18,085.0	14,304.2	7,954.5	9,359.9	14,207.6
Amounts recognized in the consolidated balance sheets consist of:						
Prepaid pension cost	0.0	(16,835.0)	0.0	0.0	(16,123.8)	0.0
Other long-term liabilities	9,354.8	38,198.3	14,431.9	8,194.4	26,857.4	14,435.2
Pension intangible	(36.4)	(144.5)	0.0	(29.2)	(289.1)	0.0
Accumulated other comprehensive income	(920.7)	(3,133.8)	(127.7)	(210.7)	(1,084.6)	(227.6)
Net liability recognized	8,397.7	18,085.0	14,304.2	7,954.5	9,359.9	14,207.6

The following table presents the changes in projected benefit obligations and in the plan assets as of December 31, 2002 and 2001.

Changes in Projected benefit obligations

	December 31, 2002			December 31, 2001		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Projected benefit obligations at beginning of year	7,415.2	126,889.7	14,770.5	7,477.0	119,244.3	13,542.6
Service cost	326.5	2,678.1	898.2	350.5	2,280.5	819.9
Interest cost	434.5	6,577.2	843.8	474.8	5,919.5	818.6
Plan participants contributions	0.0	845.4	0.0	0.0	1,158.9	0.0
Actuarial losses (gains) - net	1,264.6	(277.2)	1,051.3	(495.6)	1,530.9	1,606.8
Acquisitions of businesses	0.0	8,742.9	1,106.3	0.0	2,458.1	0.0
Benefits paid	(400.3)	(6,133.2)	(2,765.5)	(391.5)	(5,574.0)	(1,532.1)
Plan amendments	332.1	2,670.4	0.0	0.0	0.0	0.0
Settlement, curtailment and other changes	(154.6)	(718.5)	0.0	0.0	(2,248.0)	(485.3)
Foreign currency exchange rate changes	0.0	(220.6)	0.0	0.0	2,119.5	0.0
Projected benefit obligations at end of year	9,218.0	141,054.2	15,904.6	7,415.2	126,889.7	14,770.5

Changes in Plan assets

	December 31, 2002			December 31, 2001		
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Other benefits Austria	Pensions Austria	Pensions Non-Austria	Other benefits Austria
Fair value of plan assets at beginning of year	0.0	121,002.3	0.0	0.0	123,767.8	0.0
Actual return on plan assets	0.0	(2,593.5)	0.0	0.0	(2,265.6)	0.0
Employer contributions	0.0	2,144.2	0.0	0.0	2,318.8	0.0
Plan participants contributions	0.0	845.4	0.0	0.0	1,158.9	0.0
Benefits paid	0.0	(4,352.8)	0.0	0.0	(4,394.6)	0.0
Settlement and other changes	0.0	(1,284.6)	0.0	0.0	(2,290.2)	0.0
Foreign currency exchange rate changes	0.0	72.6	0.0	0.0	2,707.2	0.0
Fair value of plan assets at end of year	0.0	115,833.6	0.0	0.0	121,002.3	0.0

The components of the net periodic pension costs were as follows:

Pension Benefits

	2002		2001	
(in thousands of EUR)	Pensions Austria	Pensions Non-Austria	Pensions Austria	Pensions Non-Austria
Service cost	326.5	2,678.1	350.5	2,280.5
Interest cost	434.5	6,577.2	474.8	5,919.5
Expected return on plan assets	0.0	(5,604.2)	0.0	(5,819.3)
Amortization of transition assets and obligations	23.9	(487.8)	23.9	(470.0)
Recognized actuarial gains - net	(105.8)	(408.3)	(0.5)	(931.1)
Recognized prior service cost	332.1	205.4	0.0	0.0
Settlement and curtailment	(24.1)	0.0	0.0	0.0
Net periodic pension cost	**987.1**	**2,960.4**	**848.7**	**979.6**

The components of the net periodic other benefit costs were as follows:

Other Benefits

(in thousands of EUR)	**2002** Austria	2001 Austria
Service cost	898.2	819.9
Interest cost	843.8	818.6
Amortization of transition assets and obligations	(125.1)	(120.6)
Recognized actuarial losses (gains) - net	138.9	(2.5)
Recognized prior service cost	0.0	334.0
Settlement and curtailment	0.0	502.5
Net periodic other benefit cost	**1,755.8**	**2,351.9**

The Group leases certain manufacturing facilities, technical machinery, and other equipment. Property, plant and equipment include the following amounts under capitalized leases:

(in thousands of EUR)	December 31, 2002	December 31, 2001
Buildings	2,510.9	2,510.9
Technical equipment and machines	33,968.1	11,096.9
Other equipment, fixtures and fittings	127.3	338.2
Total	36,606.3	13,946.0
Accumulated depreciation	(16,356.7)	(5,714.0)
Net book value	20,249.6	8,232.0

Rental expense relating to operating leases was thous. EUR 4,220.3 and thous. EUR 3,635.1 for the years ended December 31, 2002 and 2001, respectively.

(17) Pensions and Other Post-Employment Benefits

Substantially, all of the Group's employees are covered by government-sponsored pension and welfare programs. Under the terms of these programs, the Group makes periodic payments to various government agencies, which are expensed as incurred. In addition, the Group provides certain employees additional retirement benefits through the sponsorship of defined contribution plans and defined benefit plans. Benefits under the defined benefit plans are primarily based on years of service and the employee's average compensation over the last five years of employment. Contributions to the defined contribution plans amounted to thous. EUR 777.8 and thous. EUR 777.9 for the years ended December 31, 2002 and 2001, respectively. In addition, employees of the Group's Austrian subsidiaries are entitled to severance payments, which are recognized as other benefits. These severance payments are due to employees if terminated by the Group or upon retirement in a lump sum payment. The amount of severance payments is based on years of service and salary.

As of January 1, 2003, a new law concerning severance payments has come into effect in Austria. The Group's Austrian subsidiaries have to make contributions to defined contribution plans for newly hired employees. Under certain conditions, the existing other benefit obligations in Austria can be transferred to this defined contribution plan.

At December 31, 2002 and 2001, the Group had thous. EUR 159,474.7 and thous. EUR 123,689.4 under long-term financing arrangements available. These long-term financing arrangements were increased by thous. EUR 58,525.3 after the balance sheet date. Compensating balances and commitment fees are not significant to the Group.

Cash paid for interest totaled thous. EUR 9,559.7 and thous. EUR 13,172.9 for the years ended December 31, 2002 and 2001.

(16) Leases

The Group is a lessee of property, plant and equipment. At December 31, 2002, future minimum annual rental commitments under non-cancelable lease obligations were as follows:

Lease payments with interest due in:

(in thousands of EUR)	Capital leases **December 31, 2002**	Operating leases and rental payments **December 31, 2002**
Year ending December 31:		
2003	9,733.9	4,151.1
2004	2,929.0	3,940.8
2005	2,806.3	3,527.3
2006	3,885.4	2,733.6
2007	524.9	2,553.8
Thereafter	47.3	8,896.7
Total minimum lease payments	19,926.8	**25,803.3**
Less amount representing interest	2,070.3	
Present value of minimum lease payments	17,856.5	
Less current maturities of capital lease obligations	8,726.3	
Capital lease obligation long-term	9,130.2	

The increase in the lease payments in 2003 occurs only if an option to purchase technical equipment and machines will be exercised at the earliest expiration date of the lease. These lease contracts were acquired through acquisitions of businesses in 2001.

(15) Long-term Debt

A summary of long-term debt is as follows:

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
3.151% EUR bank loan due 2003-2008	35,279.1	41,158.9
2.975% EUR bank loan due 2003	21,002.5	21,002.5
4.250% EUR bank loan due 2003-2007	17,825.1	17,655.3
3.151% EUR bank loan due 2003-2007	12,605.0	15,126.0
4.395% GBP bank loan due 2003-2006	11,145.3	16,433.9
3.264% EUR bank loan due 2003-2009	9,100.0	10,400.0
3.225% EUR bank loan due 2003	8,357.4	8,357.4
3.594% EUR bank loan due 2003-2005	6,138.3	7,242.2
4.750% EUR bank loan due 2003-2009	5,412.2	6,244.7
3.151% EUR bank loan due 2003-2006	4,772.1	6,135.5
3.151% EUR bank loan due 2003-2008	3,593.1	4,192.0
2.975% EUR bank loan due 2003	3,343.0	3,343.0
5.000% CHF bank loan due 2003	2,946.5	2,746.6
3.151% EUR bank loan due 2003-2009	2,928.3	3,346.6
3.200% EUR bank loan due 2003	2,900.0	2,906.9
4.500% EUR bank loan due 2003-2009	2,705.9	3,122.2
3.880% EUR bank loan due 2003	2,460.6	0.0
2.810% EUR bank loan due 2003-2008	2,386.3	2,858.1
5.250% CHF bank loan due 2002	0.0	6,743.5
Other	17,606.1	13,434.3
Total	172,506.8	192,449.6
Less current portion of long-term debt	64,548.3	67,744.6
Long-term debt	107,958.5	124,705.0

Aggregate amounts of long-term debt maturing in each of the next five years and thereafter are as follows:

(in thousands of EUR)	2003	2004	2005	2006	2007	Thereafter
Long-term debt:	64,548.3	25,284.8	21,744.8	17,114.6	29,367.6	14,446.7

At December 31, 2002 and 2001, the Group classified short-term revolving bank debt of thous. EUR 38,219.1 and thous. EUR 38,226.0 as long-term debt, respectively. The Group has the intent and ability to refinance these obligations on a long-term basis. Of the long-term bank debt, thous. EUR 51,123.6 and thous. EUR 50,590.9 were secured by mortgages at December 31, 2002 and 2001. The carrying value of the assets pledged as collateral totaled thous. EUR 54,053.0 and thous. EUR 55,435.4 at December 31, 2002 and 2001.

(12) Trade Liabilities

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Trade liabilities	88,358.3	85,888.7
Trade liabilities from affiliated companies	0.0	277.6
Trade liabilities	**88,358.3**	**86,166.3**

(13) Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities are comprised of the following:

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Product return and warranty costs	2,260.6	2,050.3
Customer bonuses	6,297.9	5,028.7
Personnel and social costs	41,918.5	38,252.2
Tax liabilities	13,930.5	10,665.3
Other liabilities	32,973.4	26,704.1
Other accrued expenses	38,840.8	30,300.5
Accrued expenses and other liabilities	**136,221.7**	**113,001.1**

(14) Short-term Borrowings and Credit Arrangements

At December 31, 2002 and 2001, the Group had thous. EUR 44,214.3 and thous. EUR 42,874.5 in short-term credit facilities available with a number of lending institutions. At December 31, 2002 and 2001, the Group had thous. EUR 12,909.0 and thous. EUR 20,689.4 outstanding in connection with these facilities. The weighted average interest rate on these borrowings was 5.29% and 5.97% for the years ended December 31, 2002 and 2001, respectively. These facilities are subject to normal banking terms and conditions; some of the financial arrangements require compensating balances, none of which is presently significant to the Group.

Accumulated Depreciation / Amortization								Book Value	
Balance at January 1, 2002	Effect of Exchange Rate Changes 2002	Acquisitions / Disposals of businesses 2002	Disposals 2002	Reclass-ifications 2002	Depreciation and amortization for the year 2002	Other [1] 2002	Balance at December 31, 2002	Balance at December 31, 2002	Balance at January 1, 2002
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	201.5	197.2
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7,159.6	6,420.2
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,987.3	2,068.6
(652.0)	0.0	(12.8)	(117.6)	0.0	0.0	1,243.1	460.7	76,170.7	80,210.9
3.6	0.0	0.0	0.0	0.0	(0.6)	0.0	3.0	2,061.4	2,778.0
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3,779.7	3,321.9
(648.4)	0.0	(12.8)	(117.6)	0.0	(0.6)	1,243.1	463.7	91,360.2	94,996.8
144,090.5	207.0	12,284.2	(1,591.2)	4,397.5	9,999.3	0.0	169,387.3	177,614.5	145,719.6
733,202.4	(2,730.4)	45,822.8	(41,464.7)	(545.8)	59,018.0	0.0	793,302.3	288,085.7	261,241.0
64,471.4	(344.3)	15,163.3	(4,876.6)	935.0	8,125.4	0.0	83,474.2	24,998.3	20,017.0
100.8	(12.2)	0.0	0.0	0.0	164.2	0.0	252.8	16,752.3	14,764.7
941,865.1	(2,879.9)	73,270.3	(47,932.5)	4,786.7	77,306.9	0.0	1,046,416.6	507,450.8	441,742.3
32,315.0	162.3	1,415.8	(4,576.4)	96.4	9,876.1	0.0	39,289.2	9,769.5	12,692.5
9,069.3	(37.0)	636.3	(429.0)	0.0	325.3	0.0	9,564.9	30,982.3	10,824.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	180.9	318.3
41,384.3	125.3	2,052.1	(5,005.4)	96.4	10,201.4	0.0	48,854.1	40,932.7	23,835.2
982,601.0	(2,754.6)	75,309.6	(53,055.5)	4,883.1	87,507.7	1,243.1	1,095,734.4	639,743.7	560,574.3

(11) Fixed Assets Schedule

Due to evaluation processes in accordance with FAS 144 the Group recorded impairment charges amounting to thous. EUR 2,844.6 in 2002 for land, buildings, and intangible assets. In relation to the liquidation of Copacarton S.A. (see Note 3), the Group recorded a goodwill impairment according to FAS 142 of thous. EUR 325.3.

		Acquisition or Manufacturing Costs							
(in thousands of EUR)	Note	Balance at January 1, 2002	Effect of Exchange Rate Changes 2002	Acquisitions / Disposals of businesses 2002	Additions 2002	Disposals 2002	Reclassifications 2002	Other [1] 2002	Balance at December 31, 2002
Investments in unconsolidated subsidiaries, at cost or fair value as appropriate		197.2	0.1	0.0	14.4	(10.2)	0.0	0.0	201.5
Investments in associated companies, at equity		6,420.2	0.0	218.0	0.0	(856.5)	0.0	1,377.9	7,159.6
Other investments, at cost or fair value as appropriate		2,068.6	(52.5)	95.6	0.0	0.0	0.0	(124.4)	1,987.3
Available-for-sale securities (non-current)	(10)	79,558.9	0.0	313.3	1,024.7	(2,333.8)	0.0	(1,931.7)	76,631.4
Loans to third parties		2,781.6	2.7	0.0	25.2	(745.1)	0.0	0.0	2,064.4
Other long-term financial assets		3,321.9	(1.2)	21.1	585.7	(147.8)	0.0	0.0	3,779.7
Investments and long-term financial assets		**94,348.4**	**(50.9)**	**648.0**	**1,650.0**	**(4,093.4)**	**0.0**	**(678.2)**	**91,823.9**
Land, similar land rights and buildings	(16)	289,810.1	(1,295.4)	44,950.5	7,441.4	(1,763.7)	7,858.9	0.0	347,001.8
Technical equipment and machines	(16)	994,443.4	(5,964.4)	88,951.6	35,511.3	(42,944.7)	11,390.8	0.0	1,081,388.0
Other equipment, fixtures and fittings	(16)	84,488.4	(471.7)	19,106.3	8,159.7	(5,253.8)	2,443.6	0.0	108,472.5
Payments on account and construction in progress		14,865.5	(141.7)	875.6	14,855.3	0.0	(13,449.6)	0.0	17,005.1
Property, plant and equipment		**1,383,607.4**	**(7,873.2)**	**153,884.0**	**65,967.7**	**(49,962.2)**	**8,243.7**	**0.0**	**1,553,867.4**
Concessions, licenses and similar rights, and payments on account		45,007.5	275.1	6,334.0	1,900.3	(4,576.5)	118.3	0.0	49,058.7
Goodwill		19,893.7	(86.6)	21,169.1	0.0	(429.0)	0.0	0.0	40,547.2
Pension intangible	(17)	318.3	0.0	0.0	0.0	0.0	0.0	(137.4)	180.9
Intangible assets		**65,219.5**	**188.5**	**27,503.1**	**1,900.3**	**(5,005.5)**	**118.3**	**(137.4)**	**89,786.8**
TOTAL FIXED ASSETS		**1,543,175.3**	**(7,735.6)**	**182,035.1**	**69,518.0**	**(59,061.1)**	**8,362.0**	**(815.6)**	**1,735,478.1**

[1] The "Other" column includes changes related to pension intangible, available-for-sale securities and investments.

Derivative Financial Instruments

The Group's international scope of operations exposes the Group to several risks, which include foreign exchange rate and interest rate risks. The Group has derivative instruments to mitigate or eliminate many of those exposures.

The risk of loss to the Group in the event of nonperformance by any counterparty under the derivative instruments is not significant. All counterparties are large international financial institutions with whom the Group conducts other business. The Group believes any risk related to default by a counterparty is remote.

Risks associated with fluctuations in foreign exchange rates are managed with short-term foreign currency forward and option contracts. The Group seeks to mitigate interest rate risks by entering into swap agreements.

Derivative financial instruments are valued at the amounts by which the contracts could be settled. The fair value of forward foreign exchange contracts are based on the spot foreign currency rates as of the balance sheet date, adjusted for time-related discounts for the respective remaining term of the contract and compared with the contracted forward rate. The fair values of currency options are determined by using generally accepted models to calculate the option prices. Interest rate swap agreements are valued at fair values, which are estimated by discounting the anticipated future cash flows. As of December 31, 2002, the derivatives' carrying values equal the fair values.

Foreign currency and option contracts are principally used to protect the Group against fluctuations with the British Pound and Swiss Franc. The changes in fair values of these derivatives are recognized in Foreign currency exchange gains – net.

The Group has an interest rate swap agreement in order to convert a fixed rate debt to a floating rate debt (fair value hedge). The change in fair value of this underlying hedged item is effectively offset by the derivative and no effect on the Group's net income is recognized.

In 2002, the net fair value of the derivative financial instruments amounts to a net asset (net liability) of thous. EUR 1,206.4 (2001: thous. EUR 328.8) and is recorded on the consolidated balance sheet under prepaid expenses and other current assets in the amount of thous. EUR 1,283.1 (2001: thous. EUR 1,007.8) and under accrued expenses and other liabilities in the amount of thous. EUR 76.7 (2001: thous. EUR 1,336.6).

Aggregate cost, fair values, and gross accumulated unrealized holding gains and losses by type of securities are as follows:

	December 31, 2002				December 31, 2001			
		Estimated	Accumulated unrealized			Estimated	Accumulated unrealized	
(in thousands of EUR)	Cost	fair value	Gain	Loss	Cost	fair value	Gain	Loss
Corporate bonds	9,880.1	9,411.7	12.8	(481.2)	9,880.1	9,398.9	0.0	(481.2)
Mortgage backed debt securities	22.8	24.1	1.3	0.0	250.8	243.6	11.0	(18.2)
Debt based mutual funds	59,459.2	61,792.4	4,490.8	(2,157.6)	59,767.8	60,992.7	3,503.2	(2,278.3)
Equity securities	7,368.9	5,036.6	0.0	(2,332.3)	9,758.1	9,668.0	0.0	(90.1)
Total	76,731.0	76,264.8	4,504.9	(4,971.1)	79,656.8	80,303.2	3,514.2	(2,867.8)

At December 31, 2002 and 2001, these investments were included in the following captions in the accompanying consolidated balance sheet:

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Marketable securities	94.1	92.3
Investments and long-term financial assets	76,170.7	80,210.9
Total	76,264.8	80,303.2

The estimated fair values of debt securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

(in thousands of EUR)	**December 31, 2002**
Available-for-sale:	
Due within one year	0.0
Due after one year through five years	0.0
Due after five years through ten years	9,435.8
Due after ten years	0.0

Gross realized gains and losses from sales of available-for-sale securities using the specific identification method are included in Other financial losses - net. Proceeds from sales of available-for-sale securities were thous. EUR 4,087.5 for the year ended December 31, 2002. Gross realized gains and gross realized losses amounted to thous. EUR 518.9 and thous. EUR 267.7, respectively, for the year ended December 31, 2002. There were no sales during 2001.

(10) Financial Instruments

The Group's financial instruments include cash, securities, accounts receivable, short-term and long-term borrowings, accounts payable, and accrued liabilities. At December 31, 2002 and 2001, the carrying amounts of these instruments approximated their fair values. The securities include investments in debt and marketable equity securities, which can be categorized as either trading, available-for-sale or held to maturity. At December 31, 2002 and 2001, the Group held only available-for-sale securities.

Available-for-sale Securities

These securities are carried at estimated fair values, which are based on quoted market prices.

Unrealized gains and losses, net of deferred income taxes, are reported as a component of accumulated other comprehensive income. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in Other financial losses - net. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are included in Other financial losses - net.

The Group had made a strategic investment in a company. The investment was carried at cost because the Group owns less than 20% of the total equity and has no significant influence or control over operations. At December 31, 2001, the Group re-evaluated the investment and determined that the investment should be classified as available-for-sale and recorded a loss of thous. EUR 6,586.7 within Other financial losses – net due to an other-than-temporary decline in the fair value of the equity securities. At December 31, 2002, the Group recorded an additional loss of thous. EUR 1,931.7 within Other financial losses – net due to another other-than-temporary decline in the fair value of the equity securities.

(7) Trade Accounts Receivable

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Trade accounts receivable	155,993.4	148,406.6
Trade accounts receivable from affiliated companies	700.7	187.0
Total	156,694.1	**148,593.6**
Allowance for doubtful accounts	(4,184.9)	(3,636.0)
Trade accounts receivable - net	152,509.2	**144,957.6**

(8) Inventories

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Raw materials and manufacturing and operating supplies	72,106.7	60,501.7
Work in process	14,392.2	10,955.4
Finished goods and goods for resale	77,369.9	69,779.5
Total	163,868.8	**141,236.6**
Inventory allowance	(11,426.8)	(11,107.4)
Inventories - net	152,442.0	**130,129.2**

(9) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets are comprised of the following:

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
VAT and other tax receivables	27,950.9	21,819.4
Receivables from affiliated companies	208.5	1,622.6
Other	25,132.7	26,644.1
Prepaid expenses and other current assets	53,292.1	**50,086.1**

At December 31, 2002, other current assets include thous. EUR 12,743.0 (2001: thous EUR 13,231.0) and thous EUR 0.0 (2001: thous. EUR 3,025.4) for property, plant and equipment reclassified as held for sale of Emil Christ AG and Hermann Schött GmbH Offsetdruckerei. In 2001, the Group recorded an impairment loss on one of the buildings as well as intangible assets of thous. EUR 1,056.3 regarding the expected disposal of Emil Christ AG's assets. This loss was included in Other operating income – net. The liquidation process of Emil Christ AG is still in progress.

The tax effects of temporary differences and carryforwards representing deferred tax assets and liabilities as of December 31, 2002 and 2001, were as follows:

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Intangible assets	7,154.8	5,210.5
Inventories	2,031.3	1,513.0
Benefit plans and other provisions	5,416.5	1,948.3
Operating loss carryforwards	13,653.8	8,497.6
Other	3,320.8	1,275.3
Gross deferred tax assets	**31,577.2**	**18,444.7**
Valuation allowance	(11,349.1)	(7,302.2)
Deferred tax assets - net	**20,228.1**	**11,142.5**
Property, plant and equipment	(26,776.5)	(14,762.2)
Loans receivable and investments	(38,834.1)	(37,752.9)
Other	(144.2)	(10.9)
Deferred tax liabilities	**(65,754.8)**	**(52,526.0)**
Net deferred tax liability	**(45,526.7)**	**(41,383.5)**

The Group has tax loss carryforwards available to reduce future taxable income of certain Austrian and non-Austrian subsidiaries. At December 31, 2002 and 2001, the Group has corporate tax loss carryforwards of thous. EUR 35,013.0 and thous. EUR 18,916.5, which must be utilized within the next seven years, and thous. EUR 15,729.4 and thous. EUR 10,728.7, which can be utilized over an indefinite period. Additionally, at December 31, 2002 and 2001, the Group has trade tax loss carryforwards of thous. EUR 7,910.6 and thous. EUR 8,579.7 available in Germany, which can be utilized over an indefinite period.

At December 31, 2002 and 2001, the Group believes that certain corporate and trade tax loss carryforwards will be utilized and recorded as a deferred tax asset of thous. EUR 2,486.7 and thous. EUR 1,195.4, respectively. In other subsidiaries with operating loss carryforwards, cumulative losses were incurred during the past three years; the Group believes it is more likely that these deferred tax assets will not be realized. Accordingly, valuation allowances amounting to thous. EUR 11,167.1 and thous. EUR 7,302.2 have been provided for the deferred tax assets relating to these carryforwards at December 31, 2002 and 2001, respectively.

At December 31, 2002 and 2001, no deferred taxes have been provided on the undistributed earnings of the Company's subsidiaries. Under current Austrian tax laws and existing tax treaties between Austria and the tax jurisdictions of foreign subsidiaries, these earnings can be remitted to Mayr-Melnhof Karton AG with little or no additional tax.

Income tax expense consists of the following:

	Year ended December 31,		
(in thousands of EUR)	Austria	Non-Austria	Total
2002			
Current	14,415.9	31,238.1	45,654.0
Deferred benefit (excluding loss carryforwards)	(314.0)	1,151.3	837.3
Benefits of operating loss carryforwards	542.9	1,788.2	2,331.1
Total income tax expense	14,644.8	34,177.6	48,822.4
2001			
Current	18,588.1	21,246.8	39,834.9
Deferred benefit (excluding loss carryforwards)	3,159.8	2,404.8	5,564.6
Benefits of operating loss carryforwards	(627.4)	(568.0)	(1,195.4)
Total income tax expense	**21,120.5**	**23,083.6**	**44,204.1**

Cash paid for income taxes amounted to thous. EUR 31,420.9 in 2002 and thous. EUR 33,435.4 in 2001, respectively. A reconciliation of the Austrian statutory federal tax rate and effective tax rate is as follows:

	December 31, 2002	December 31,2001
Expense at statutory Austrian federal tax rate	34.00%	34.00%
Earnings in jurisdictions taxed at rates different from the statutory Austrian federal tax rate	0.30%	0.67%
Tax exempt sale of land and investments	(0.08%)	(0.85%)
Non-tax deductible expense (income) - net	0.25%	(0.28%)
Valuation allowance	1.18%	0.39%
Other - net	1.10%	1.92%
Total	36.75%	**35.85%**

In the financial statements, deferred tax assets and liabilities are netted out according to tax jurisdictions and maturities as follows:

(in thousands of EUR)	**December 31, 2002**	December 31,2001
Deferred tax assets - current	10,719.8	6,716.3
Deferred tax assets - non-current	428.4	593.9
Deferred tax liabilities - current	(1,221.2)	(1,533.5)
Deferred tax liabilities - non-current	(55,453.7)	(47,160.2)
Net deferred tax liability	(45,526.7)	**(41,383.5)**

(4) Other Operating Income – net

(in thousands of EUR)	Year ended December 31, 2002	Year ended December 31, 2001
Gains from sale of property, plant and equipment and intangibles - net	871.6	2,897.9
Insurance claims	805.0	1,016.4
Rental income	863.7	869.7
Other income - net	3,180.3	6,301.3
Other operating income - net	5,720.6	11,085.3

(5) Other - net

(in thousands of EUR)	Year ended December 31, 2002	Year ended December 31, 2001
Foreign currency exchange gains - net	367.3	1,985.1
Other financial losses - net	(1,735.1)	(931.0)
Other - net	(1,367.8)	1,054.1

In 2002, the Group recorded a gain from settlement of debt amounting to thous. EUR 634.2 concerning one of the acquisitions in 2002 which is included in Other financial losses – net.

(6) Income Taxes

The components of income before income taxes and minority interests by taxing jurisdiction were as follows:

(in thousands of EUR)	Year ended December 31, 2002	Year ended December 31, 2001
Income before income taxes and minority interests		
Austria	44,456.2	59,817.8
Non-Austria	88,379.5	63,474.6
Total	132,835.7	123,292.4

b) Acquisitions, Dispositions, Liquidations and Formations in 2001

Acquisitions

In May 2001, the division MM-Karton acquired a 100% interest in the German cartonboard mill Gruber + Weber Karton GmbH & Co KG and Gruber + Weber Karton Beteiligungs-GmbH for thous. EUR 22,601.5 and assumed liabilities of thous. EUR 12,075.9. From May 1, 2001 on, the results of operations are included in the Group's and divisional consolidated statements of income.

In June 2001, the division MM-Karton acquired a 100% interest in the Swiss cartonboard mill Emil Christ AG for thous. EUR 4,000.0. From June 28, 2001 on, the results of operations are included in the Group's and divisional consolidated statements of income. Due to the consolidation of the Swiss market, the Group announced in August 2001 the closing of the mill. The liquidation process is still in progress.

In December 2001, the division MM-Packaging acquired a 100% interest in the German folding carton producer Schilling GmbH & Co KG and Schilling Verwaltungs-gmbH for thous. EUR 6,222.5. From December 1, 2001 on, the results of operations are included in the Group's and divisional consolidated statements of income.

Dispositions

In June 2001, the division MM-Packaging sold Wall MM Gravure Krakow Sp.z o.o. and Premium Packaging Tiefdruck Produktions-GmbH for thous. EUR 10,464.9. These sales resulted in a pretax gain of thous. EUR 6,784.1, which is included in Other financial losses – net. Wall MM Gravure Krakow Sp.z o.o. and Premium Packaging Tiefdruck Produktions-GmbH sold cigarette packaging in Poland.

Liquidations

In July 2001, the division MM-Packaging announced the closure of Hermann Schött GmbH Offsetdruckerei. The closure of Hermann Schött GmbH Offsetdruckerei resulted in a thous. EUR 1,868.2 loss before taxes in 2001. The costs of terminating employees totaled thous. EUR 1,185.0.

From July 1, 2002 on, the results of operations are included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP of the companies acquired as of July 1, 2002, includes the following:

Condensed balance sheet information*)

(in thousands of EUR)	July 1, 2002
Current assets	34,720.2
Investments and property, plant and equipment - net	49,362.6
Deferred income taxes	2,557.0
Goodwill	20,467.7
Other intangible assets - net	1,904.7
Total assets	109,012.2
Current liabilities	31,736.1
Financial liabilities	25,986.2
Long-term debt	9,371.1
Minority interests	2,167.3
Stockholders' equity	39,751.5
Total liabilities and stockholders' equity	109,012.2

*) Due to the variable purchase price components, this condensed balance sheet information is subject to changes.

In February 2002, the division MM-Karton acquired the remaining 25% minority interest in Keminer Remmers Kartonhandels GmbH for thous. EUR 1,917.3 and recorded an intangible asset concerning customer relationships.

In March 2002, the division MM-Karton acquired a 100% interest in MM Scandinavia ApS, a Danish trading company, for thous. EUR 355.1. From March 1, 2002 on, the results of operations are included in the consolidated statements of income.

In October 2002, the division MM-Karton acquired a 100% interest in Tarpelis s.r.o., a Czech trading company. In February 2003, the company's name was changed into MM Karton Praha s.r.o.

Liquidations

In November 2002, the division MM-Packaging liquidated its investment in Copacarton S.A, a French folding carton producer. The liquidation of Copacarton S.A. resulted in a thous. EUR 620.7 loss before taxes. The remaining net assets were transferred to C. P. Schmidt Verpackungs-Werk GmbH & Co. KG, Germany.

Formations

In October 2002, the division MM-Karton formed the trading company MM Karton Bulgaria EOOD, Bulgaria. In February 2002, the division MM-Packaging formed MM Packaging Russia LLC., Russia, for future activities concerning the production and marketing of folding cartons.

Condensed balance sheet information

(in thousands of EUR)	**October 1, 2002**
Current assets	15,219.4
Investments and available-for-sale securities	636.2
Property, plant and equipment - net	7,194.4
Deferred income taxes	584.5
Intangible assets - net	68.5
Total assets	**23,703.0**
Current liabilities	14,583.6
Long-term debt	4,482.8
Minority interests	2,405.5
Stockholders' equity	2,231.1
Total liabilities and stockholders' equity	**23,703.0**

In April and June 2002, the division MM-Graphia acquired a 100% interest in Graphia Gundlach Verwaltungsgesellschaft mbH and an 88.09% interest in Graphia Hans Gundlach GmbH & Co. Kommanditgesellschaft for thous. EUR 39,751.5 in a two step process. Through these transactions, the Group became a majority shareholder of Graphia Gundlach Verlags- und Handelsgesellschaft mbH (100%), Innovaprint GmbH & Co. KG Verpackungslösungen im Flexodruck (88.09%), Innovaprint Verwaltungsgesellschaft mbH (88.09%), Fritz Busche Druckereigesellschaft mbH (88.09%), and Graphia Ukraina AG (81.22%).

The purchase price may be lowered in 2003 if these companies acquired do not meet certain cash flow criteria in 2002 (this test period may be extended into 2003). Payments of thous. EUR 13,804.9 and thous. EUR 1,161.3 have not yet been effected, as they are subject to the completion of certain conditions precedent. The Group has an irrevocable call option for the remaining minority interest of 11.91% in Graphia Hans Gundlach GmbH & Co. Kommanditgesellschaft. The earliest use of this option is dependent on certain conditions concerning the fulfillment of the above mentioned conditions precedent.

The Graphia companies primarily manufacture cigarette packaging and high-grade confectionery packaging at four different locations in Germany and Ukraine. The acquisition increases the market strength of the Group in Central and Eastern Europe, complements the existing operations in this market segment, and leads to the establishment of a new division named MM-Graphia.

a) Acquisitions, Dispositions, Liquidations and Formations in 2002

Acquisitions

In June 2002, the division MM-Karton acquired a 98.61% interest in the Bulgarian cartonboard mill ZMK Nikopol A.D., which represents 643,334 shares of the total 652,423 common shares issued and outstanding, for thous. EUR 10,583.8 and assumed liabilities of thous. EUR 6,436.9. Due to the mill's small market share and discontinued production in the past, various start-up activities are needed, which mainly focus on the improvement of the cartonboard quality to achieve European standards. The mill's capacity will be increased hand in hand with future market growth development. From July 1, 2002 on, the results of operations are included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP as of July 1, 2002, includes the following:

Condensed balance sheet information

(in thousands of EUR)	July 1, 2002
Current assets	1,154.7
Property, plant and equipment - net	24,167.6
Intangible assets - net	1.2
Total assets	25,323.5
Current liabilities	8,191.4
Long-term debt	1,952.7
Deferred income taxes	4,595.6
Stockholders' equity	10,583.8
Total liabilities and stockholders' equity	25,323.5

In October 2002, the division MM-Karton acquired an additional 60% interest for thous. EUR 5,149.4 in Joh. Spiehs & Co GmbH and A. Spiehs Beteiligungsgesellschaft m.b.H., increasing its existing 40% interest in both companies to 100%. Through the increase of its existing interest in A. Spiehs Beteiligungsgesellschaft m.b.H., the Group becomes the majority shareholder of "PAPYRUS" Altpapierservice Handelsgesellschaft m.b.H. - Wien, "PAPYRUS" Altpapierservice Handelsgesellschaft m.b.H. - Villach and Papyrus Wertstoff Service GmbH. The Group now owns 63.34% of these companies. The companies collect, sort, and sell wastepaper primarily in Austria. The Group will use 57,000 shares of its treasury stock to settle an outstanding portion of the purchase price in 2003. The acquisition of these companies strengthens the raw material base of MM-Karton. From October 1, 2002 on, the results of operations are included in the Group's and divisional consolidated statements of income. A condensed balance sheet according to US GAAP of the companies acquired as of October 1, 2002, includes the following:

The following schedules represent the amounts which are recognized in the consolidated financial statements for the years ended December 31, 2002 and 2001, concerning the Group's joint ventures.

Balance sheet information

(in thousands of EUR)	**December 31, 2002**	December 31, 2001
Current assets	8,716.4	9,597.1
Non-current assets	2,789.1	4,015.9
Total assets	11,505.5	**13,613.0**
Current liabilities	5,391.9	6,703.5
Non-current liabilities	621.1	535.3
Minority interests	0.0	10.4
Stockholders' equity	5,492.5	6,363.8
Total liabilities and stockholders' equity	11,505.5	**13,613.0**

Statement of income information

(in thousands of EUR)	**Year ended December 31, 2002**	Year ended December 31, 2001
Total revenues	27,172.6	38,128.9
Operating profit	1,745.7	2,382.3
Net income	1,363.2	**2,797.5**

Statement of cash flows information

(in thousands of EUR)	**Year ended December 31, 2002**	Year ended December 31, 2001
Cash flows from:		
Operating activities	1,655.3	2,407.9
Investing activities	164.6	(1,812.7)
Financing activities	(791.2)	(1,161.4)
Effect of exchange rate changes on cash and cash equivalents	0.0	8.4
Net increase (decrease) in cash and cash equivalents	1,028.7	(557.8)
Cash and cash equivalents at the beginning of the year	589.3	**1,147.1**
Cash and cash equivalents at the end of the year	1,618.0	**589.3**

(3) Acquisitions, Dispositions, Liquidations and Formations

The acquisitions were accounted for under the purchase accounting method, therefore all assets acquired and liabilities assumed were recorded at fair value with the excess of the purchase price over the fair value of net assets acquired capitalized as goodwill. If the fair value of assets acquired and liabilities assumed exceeds the purchase price, the excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to noncurrent assets. The Group's policy is to acquire companies in order to increase its market share.

In June 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 146 ("FAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities". The Statement requires that a liability for costs associated with exit or disposal activities should be recognized in the period in which the costs are incurred; under current provisions a liability can be recognized when management has committed to an exit plan. In addition, FAS 146 establishes that the liability should be measured at fair value. The provisions of FAS 146 are effective for exit or disposal activities initiated after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 148 ("FAS 148"), "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123". The statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement requires more prominent disclosures, in both annual and interim financial statements, about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

The Group will fully adopt the new standards as required in 2003. Future effects resulting from the application of FAS 145, FAS 146 and FAS 148 have not yet been determined.

(2) Investments in Joint Ventures

The Group accounts for investments in four and five joint ventures under the proportionate method of consolidation as of December 31, 2002 and 2001, respectively. During 2002, the Group closed Copacarton S.A., a French folding carton producer. The remaining net assets were transferred to C. P. Schmidt Verpackungs-Werk GmbH & Co. KG, Germany. During 2001, investments in the joint ventures Premium Packaging Tiefdruck Produktions-GmbH and Wall MM Gravure Krakow Sp.z o.o. were disposed of. Under US GAAP, the Group's investments in joint ventures are required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods would not have affected stockholders' equity or net income of the Group.

an impairment exists and an impairment loss would be measured and recognized. The impairment loss to be recognized in the Group's financial statements is measured based on the excess of the carrying amount over the asset's fair value. Assets to be disposed of are measured at the lower of carrying amount or fair value less cost to sell. Fair value is determined based on current market value or discounted future cash flows.

Pensions and Other Post-Employment Benefits

The Group accounts for pensions and other post-employment benefits in accordance with Financial Accounting Standard No. 87 ("FAS 87"), "Employers' Accounting for Pensions". The benefit obligations are valued according to the actuarial projected benefit obligation method (Projected Unit Credit Method), including estimated future compensation levels.

Deferred Taxes

The Group accounts for taxes in accordance with Financial Accounting Standard No. 109 ("FAS 109"), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between the financial statement and tax bases of existing assets and liabilities. "Permanent differences" are not included in the calculation of deferred taxes. Under FAS 109, the effect of tax rate changes on deferred taxes is recognized in the income tax provision for the period that includes the enactment date.

New Accounting Standards

In April 2002, the Financial Accounting Standards Board issued Financial Accounting Standard No. 145 ("FAS 145"), "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". The statement requires gains and losses from extinguishments of debt to be classified as gains or losses from recurring operations rather than as extraordinary items as previously required under the provisions of Financial Accounting Standard No. 4 ("FAS 4"), "Reporting Gains and Losses from Extinguishment of Debt", unless the gains and losses meet the criteria for a classification as an extraordinary item pursuant to Accounting Principles Board Opinion No. 30 ("APB 30"). The rescission of FAS 4 is effective for fiscal years beginning after May 15, 2002.

To comply with the provisions of newly adopted Financial Accounting Standard No. 142 ("FAS 142"), "Goodwill and Other Intangible Assets", goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized but instead tested for impairment. The Group evaluates the goodwill using a two-step impairment test approach at the operating segment level at least annually or when events or changes in circumstances indicate that an impairment exists. In the first step, the fair value of the operating segment is compared to its carrying amount including goodwill. The Group determines the fair value of the operating segment by estimating the present value based on future cash flows. If the fair value of the operating segment exceeds the carrying amount, no further tests need to be performed. In the case that the fair value of the operating segment is less than its carrying amount, a second step is performed which compares the fair value of the operating segment's goodwill with its carrying amount. The fair value of goodwill is determined based upon the excess of the fair value of the operating segment over the net of the fair values of the identifiable assets and liabilities of the operating segment. If the fair value of goodwill is less than its carrying amount, the difference shall be recognized an impairment loss.

The first adoption of FAS 142 did not result in an impairment of goodwill concerning the Group's operating segments. Accordingly, no impairment loss concerning goodwill was recognized.

Prior to the adoption of FAS 142, goodwill resulting from acquisitions that were completed before June 30, 2001, was capitalized and amortized on a straight-line basis primarily over 15 years. Goodwill acquired in business combinations and indefinite lived intangible assets acquired after June 30, 2001, were not amortized in accordance with FAS 142. Furthermore, goodwill acquired in business combinations that were completed before June 30, 2001, and intangible assets with an indefinite useful life acquired before June 30, 2001, were amortized until December 31, 2001.

Long-Lived Assets

The Group evaluates long-lived assets, excluding goodwill, in accordance with Financial Accounting Standard No. 144 ("FAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets". The Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to the expected undiscounted future cash flows to be generated by the asset. If the expected undiscounted future cash flows are less than the carrying amounts of the assets, then

Derivative Financial Instruments

The accounting for derivative financial instruments is based upon the provisions of Financial Accounting Standard No. 133 ("FAS 133"), "Accounting for Derivative Investments and Hedging Activities", as amended on January 1, 2001. The statement requires the recognition of all derivatives in the statement of financial position and measurement of those instruments at fair values. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in net income or in other comprehensive income (see Note 10), depending on the intended use of the derivative and the resulting designation.

Inventories

Inventories are valued at the lower of cost or market, with cost determined on an average basis. In order to determine acquisition and/or manufacturing costs for raw materials and goods for resale a weighted average price method is applied. Work in process and finished goods inventories include material, labor, and manufacturing overhead costs. Allowances for slow moving and obsolete inventories are recognized based on the passage of time and historical and projected sales activity.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. For financial reporting purposes, depreciation expense is recognized using the straight-line method over the following estimated useful lives:

Buildings	10–50	years
Technical equipment and machines	8–15	years
Other equipment, fixtures and fittings	4–10	years

It is the policy of the Group to capitalize renewals and leasehold improvements and to charge to expense the cost of current maintenance and repairs.

Intangible Assets

Acquired identifiable intangible assets, other than goodwill, which are determined to have a definite useful life are amortized on a straight-line basis over their estimated useful lives ranging from 5 to 10 years. Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in purchase business combinations.

Revenue Recognition

The Group recognizes revenue when convincing evidence of an arrangement exists, products are shipped to customers, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Revenues are recorded as net of discounts, sales incentives, customer bonuses, and rebates granted. Provisions for estimated costs related to product warranty and returns are made at the time the related sale is recorded. Shipping and handling costs are recorded as selling expense.

Earnings Per Share

Earnings per share is computed in accordance with Financial Accounting Standard No. 128 ("FAS 128"), "Earnings per Share". The statement requires computing and disclosing of both basic and diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by adjusting outstanding shares, assuming conversion of all potentially dilutive stock options. At December 31, 2002, the average closing market price of Mayr-Melnhof Karton AG shares was above the exercise price of the stock options. Therefore, the shares to compensate for the outstanding options were included in the calculation of the diluted earnings per share. In numerical terms, there was no dilutive affect on earnings per share in comparison to basic earnings per share.

Cash and Cash Equivalents

The Group considers all highly liquid assets with original maturities of three months or less at the date of purchase to be cash equivalents. The fair value of cash and cash equivalents basically equals the amount included in the financial statements.

Concentration of Financial Risk

Financial instruments, which potentially subject the Group to financial risk, are primarily cash equivalents, securities, and trade accounts receivable. It is Group practice to place its cash and cash equivalents and investments in high quality securities. The Group's trade accounts receivable are generated from a broad and diverse group of customers. The majority of the Group's trade accounts receivable is concentrated in subsidiaries located in Germany and Austria. The Group monitors its financial risk in connection with customer bad debt through ongoing credit rating assessments. In addition, the Group maintains insurance cover to provide for the uncollectibility of certain receivables as well as an allowance for losses based upon the expected collectibility of all trade accounts receivable.

liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All amounts herein, except share data and per share amounts, are shown in thousands of Euro unless otherwise stated.

Foreign Currency Translation

The assets and liabilities of foreign subsidiaries, where the functional currency is other than the Euro, are translated into Euro using exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the year. Differences arising from the translation of assets and liabilities in comparison with the previous periods are included as a separate component of stockholders' equity. Transaction gains and losses resulting from foreign currency transactions are included in the results from operations as incurred.

The assets and liabilities of a foreign subsidiary operating in a highly inflationary economy have been remeasured into Euro on the basis of period-end rates for monetary balance sheet items and at historical rates for non-monetary items, resulting in translation gains and losses being recognized in the results from operations. Furthermore, depreciation and gains and losses from disposal of non-monetary assets are determined at historical rates.

The exchange rates of the relevant currencies of non-Euro participating countries used in preparation of the consolidated financial statements were as follows:

		Exchange rate at **December 31, 2002**	Exchange rate at December 31, 2001	Annual average exchange rate **2002**	Annual average exchange rate 2001
Currency:		1 EUR =	1 EUR =	1 EUR =	1 EUR =
Bulgaria	BGN	1.95	–	1.95	–
Czech Republic	CZK	31.58	31.96	30.84	34.01
Denmark	DKK	7.43	–	7.43	–
Great Britain	GBP	0.65	0.61	0.63	0.62
Hungary	HUF	236.29	245.18	242.88	256.57
Poland	PLN	4.02	3.50	3.83	3.65
Slovenia	SIT	230.16	218.84	225.92	217.69
Switzerland	CHF	1.45	1.48	1.47	1.51
Ukraine	UAH	5.53	–	5.01	–

Notes to the Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

General

Mayr-Melnhof Karton AG and subsidiaries ("the Group") is primarily engaged in manufacturing and selling cartonboard, folding cartons and cigarette packaging within Europe. Until 2001, the Group is divided into two operating segments, the Cartonboard Division and the Packaging Division. From 2002 on, the Group is divided into three operating segments (see Note 22): Mayr-Melnhof Cartonboard ("MM-Karton"), Mayr-Melnhof Packaging ("MM-Packaging"), and the newly formed Mayr-Melnhof Graphia ("MM-Graphia"). MM-Karton manufactures and markets numerous grades of cartonboard, concentrating on coated cartonboard produced principally from recycled fiber. MM-Packaging converts cartonboard into industrial printed folding cartons primarily for food (e.g. cereals, dried foods, sugar, confectionery and baked goods) and other consumer goods (e.g. cosmetics and toiletries, detergents, domestic appliances and toys) industries. Approximately 60% of MM-Packaging's cartonboard requirements are supplied by MM-Karton. MM-Graphia converts cartonboard into cigarette packaging as well as high-grade confectionery packaging. The Group's headquarter is in Vienna, Austria.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Mayr-Melnhof Karton AG ("the Company") and all wholly- and majority- owned subsidiaries, except where control is temporary or does not reside within the Company. Minority interest represents minority shareholders' proportionate share of the equity and earnings in several majority-owned subsidiaries. For investments in joint ventures, the Group uses the proportionate method of consolidation (see Note 2). Investments in companies in which Mayr-Melnhof Karton AG has the ability to exercise significant influence over its operating and financial policies, generally where the Group holds at least a 20% but no more than a 50% voting ownership interest, are accounted for under the equity method. Investments in companies in which less than a significant influence is maintained are accounted for at cost or fair value, as appropriate. All effects of intercompany transactions have been eliminated.

There are no further liabilities or claims with regards to third parties other than those which have been recorded in the financial statements and notes to the financial statements.

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), except for the use of the proportionate method of consolidation to account for certain joint ventures (see Note 2). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

Consolidated Statements of Cash Flows

(all amounts in thousands of EUR)	Note	**Year ended December 31, 2002**	Year ended December 31, 2001
Cash flow from operating activities:			
Net income		83,323.3	77,920.6
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes		3,168.4	4,369.2
Depreciation and amortization		87,508.3	76,191.6
Gains from disposals of property, plant and equipment and intangibles		(871.6)	(2,897.9)
Gains from disposals of businesses and available-for-sale securities		(251.2)	(6,784.1)
Minority interests		690.0	1,167.7
Other		(207.5)	514.1
Net change in operating assets and liabilities	(20)	392.9	29,192.3
Net cash provided by operating activities		**173,752.6**	**179,673.5**
Cash flow from investing activities:			
Proceeds from disposals of property, plant and equipment and intangibles		2,901.4	6,359.2
Purchases of property, plant and equipment and intangibles		(69,890.7)	(60,194.9)
Acquisitions of businesses and investments, net of cash of acquired companies		(57,052.2)	(26,736.5)
Proceeds from disposals of businesses and investments, net of cash of disposed companies		4,990.6	12,497.1
Net cash used in investing activities		**(119,050.9)**	**(68,075.1)**
Cash flow from financing activities:			
Issuances of debt		635.7	6,193.2
Repayments of debt		(46,705.9)	(47,270.7)
Purchase of treasury stock		(5,331.1)	(51,350.6)
Dividends paid		(19,886.3)	(19,582.4)
Dividends paid to minority shareholders		(390.0)	(806.6)
Net cash used in financing activities		**(71,677.6)**	**(112,817.1)**
Effect of exchange rate changes on cash and cash equivalents		(516.6)	499.9
Net decrease in cash and cash equivalents		**(17,492.5)**	**(718.8)**
Cash and cash equivalents at the beginning of the year		**166,639.6**	**167,358.4**
Cash and cash equivalents at the end of the year		**149,147.1**	**166,639.6**

The accompanying notes are an integral part of these financial statements.

Accumulated other comprehensive income (loss)						
Unrealized gains (losses) on available-for-sale securities	Minimum pension liability	Gains on intercompany foreign exchange transactions of long-term investment nature	Foreign currency translation adjustment	Total	Treasury stock at cost	Total stockholders' equity
235.2	(535.7)	1,489.0	(1,777.6)	(589.1)	0.0	520,169.4
						77,920.6
200.5	(474.0)	325.5	242.6	294.6		294.6
						78,215.2
						0.0
						(19,582.4)
						(3,914.0)
					(51,350.6)	(51,350.6)
435.7	(1,009.7)	1,814.5	(1,535.0)	(294.5)	(51,350.6)	523,537.6
						83,323.3
(1,512.1)	(1,608.8)	306.8	(5,916.4)	(8,730.5)		(8,730.5)
						74,592.8
						(19,886.3)
						(885.1)
					(5,331.1)	(5,331.1)
(1,076.4)	(2,618.5)	2,121.3	(7,451.4)	(9,025.0)	(56,681.7)	572,027.9

Consolidated Statements of Changes in Stockholders' Equity

(all amounts in thousands of EUR except per share data)	Capital stock	Additional paid-in capital	Retained earnings
Balance at January 1, 2001	**87,240.0**	**186,747.0**	**246,771.5**
Comprehensive income:			
Net income			77,920.6
Other comprehensive income (loss)			
Total comprehensive income			
Reclassification		(12,353.6)	12,353.6
Dividend (EUR 1.65 per share)			(19,582.4)
Cash settlement of stock options		(3,914.0)	
Purchase of treasury stock			
Balance at December 31, 2001	**87,240.0**	**170,479.4**	**317,463.3**
Comprehensive income:			
Net income			83,323.3
Other comprehensive income (loss)			
Total comprehensive income			
Dividend (EUR 1.8 per share)			(19,886.3)
Exercise of stock options		(885.1)	
Purchase of treasury stock			
Balance at December 31, 2002	**87,240.0**	**169,594.3**	**380,900.3**

The accompanying notes are an integral part of these financial statements.

Consolidated Balance Sheets

ASSETS (all amounts in thousands of EUR)	Note	December 31, 2002	December 31, 2001
Current			
Cash and cash equivalents		149,147.1	166,639.6
Marketable securities	(10)	94.1	92.3
Trade accounts receivable, net of allowances for doubtful accounts of EUR 4,184.9 and EUR 3,636.0 in 2002 and 2001, respectively	(7)	152,509.2	144,957.6
Inventories	(8)	152,442.0	130,129.2
Prepaid expenses and other current assets	(9)	53,292.1	50,086.1
Deferred income taxes	(6)	10,719.8	6,716.3
Total current assets		518,204.3	498,621.1
Investments and long-term financial assets, including equity method investments of EUR 7,159.6 and EUR 6,420.2 in 2002 and 2001, respectively	(10),(11)	91,360.2	94,996.8
Property, plant and equipment - net	(11)	507,450.8	441,742.3
Deferred income taxes	(6)	428.4	593.9
Intangible assets - net, including goodwill of EUR 30,982.3 and EUR 10,824.4 in 2002 and 2001, respectively	(11)	40,932.7	23,835.2
Prepaid pension cost	(17)	16,835.0	16,123.8
Total assets		1,175,211.4	1,075,913.1
LIABILITIES AND STOCKHOLDERS' EQUITY (all amounts in thousands of EUR)			
Current			
Trade liabilities	(12)	88,358.3	86,166.3
Accrued expenses and other liabilities	(13)	136,221.7	113,001.1
Deferred income		1,127.2	291.6
Deferred income taxes	(6)	1,221.2	1,533.5
Short-term borrowings	(14)	12,909.0	20,689.4
Current portion of long-term bank debt	(15)	64,548.3	67,744.6
Current portion of obligations under capital leases	(16)	8,726.3	345.1
Provisions for income taxes		41,625.4	25,415.1
Total current liabilities		354,737.4	315,186.7
Long-term debt	(15)	107,958.5	124,705.0
Obligations under capital leases	(16)	9,130.2	7,293.4
Other long-term liabilities	(17)	67,633.8	54,301.3
Deferred income taxes	(6)	55,453.7	47,160.2
Minority interests		8,269.9	3,728.9
Capital stock (authorized and issued 12,000,000 no-par value shares)		87,240.0	87,240.0
Additional paid-in capital		169,594.3	170,479.4
Retained earnings		380,900.3	317,463.3
Accumulated other comprehensive loss		(9,025.0)	(294.5)
Treasury stock at cost (1,032,848 shares and 952,134 shares at December 31, 2002 and 2001, respectively)		(56,681.7)	(51,350.6)
Stockholders' equity	(19)	572,027.9	523,537.6
Total liabilities and stockholders' equity		1,175,211.4	1,075,913.1

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

(all amounts in thousands of EUR except share and per share data)	Note	**Year ended December 31, 2002**	Year ended December 31, 2001
Sales		1,265,690.0	1,122,894.0
Cost of sales		(934,618.3)	(824,686.4)
Gross margin		**331,071.7**	**298,207.6**
Selling, general and administrative expenses		(201,140.0)	(189,072.9)
Other operating income - net	(4)	5,720.6	11,085.3
Operating profit		**135,652.3**	**120,220.0**
Interest income		7,932.6	11,735.1
Interest expense		(10,949.2)	(13,291.2)
Equity income - net		1,567.8	3,574.4
Other - net	(5)	(1,367.8)	1,054.1
Income before income taxes and minority interests		**132,835.7**	**123,292.4**
Income taxes	(6)	(48,822.4)	(44,204.1)
Income before minority interests		**84,013.3**	**79,088.3**
Minority interests		(690.0)	(1,167.7)
Net income		**83,323.3**	**77,920.6**
Basic average number of shares outstanding (in thousands)		11,011.0	11,700.8
Basic earnings per share		**7.57**	**6.66**
Diluted average number of shares outstanding (in thousands)		11,013.5	11,701.3
Diluted earnings per share		**7.57**	**6.66**

The accompanying notes are an integral part of these financial statements.

In our opinion, based on our audits and the reports of the other auditors, except for the use of the proportionate method of accounting, as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mayr-Melnhof Karton AG and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

According to the Austrian Commercial Code, we have audited the Management's Discussion and Analysis and the compliance with regulations for the exemption from the presentation of consolidated financial statements according to accounting principles generally accepted in Austria.

We confirm that the Management's Discussion and Analysis complies with the accompanying consolidated financial statements and that the legal requirements for the exemption from the presentation of consolidated financial statements according to the Austrian Commercial Code are fulfilled.

Vienna, March 21, 2003

UNITREU
Wirtschaftstreuhandgesellschaft m.b.H.
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Christian Pajer | Werner Leiter

Wirtschaftsprüfer

Report of Independent Auditors

To the Management Board, the Supervisory Board and the Shareholders of Mayr-Melnhof Karton AG, Vienna, Austria.

We have audited the accompanying consolidated balance sheets of Mayr-Melnhof Karton AG and subsidiaries ("Mayr-Melnhof") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2002 and 2001. The preparation and content of the financial statements are the responsibility of Mayr-Melnhof's management (Management Board of Mayr-Melnhof Karton AG). Our responsibility is to express an opinion on these financial statements based on our audits. The financial data of certain of Mayr-Melnhof´s international subsidiaries were audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to these international subsidiaries, is based solely on the other auditors´ unqualified opinions.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as well as in accordance with the professional auditing standards in Austria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In 2002 and 2001, Mayr-Melnhof accounted for the joint ventures disclosed in Note 2 in accordance with the proportionate method of consolidation as is permitted under the Seventh Directive of the European Community and the Standards of the International Accounting Standards Board. In our opinion, accounting principles generally accepted in the United States of America require that such joint ventures be accounted for using the equity method of accounting. Nevertheless, the use of the proportionate method of consolidation does not have any effect on the net income or equity of the Group.

Contents

The financial statements of Mayr-Melnhof Karton Aktiengesellschaft prepared in accordance with Austrian GAAP were audited together with the management report by Unitreu Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, Vienna, and were approved without qualification. The financial statements have been submitted to the registrar of companies at the Vienna commercial court under registration number 81906a and will be published in the "Amtsblatt zur Wiener Zeitung" (Official Federal Gazette).



In the folding carton sector, we managed to improve environmental protection while at the same time introducing cost-efficiency measures and technical optimizations. In Germany, several savings programs have been implemented in collaboration with the "Ökoprofit" (eco-profit) campaign.

Kyoto - Climate Protection

The ratification of the Kyoto protocol obliges signatory countries to reduce emissions of greenhouse gases to 1990 levels by 2008. In view of the fact that the European countries have committed themselves to significantly different reduction potentials, a substantial competitive distortion within Europe caused by dissimilar requirements and possible sanctions appears likely from a current perspective if there is no further political intervention. Companies such as Mayr-Melnhof, which had already achieved major reductions in emissions prior to 1990 and whose production levels have considerably increased in the meantime, would be particularly affected by these developments.

Detailed information regarding environmental protection is provided in the environmental statements of Frohnleiten, Hirschwang, Deisswil and Eerbeek and can be obtained via e-mail at investor.relations@mm-karton.com or by calling +43 (0)1 50 136-1180.

Environmental Report

Ensuring sustained success is an essential part of how the Mayr-Melnhof Group views itself. We are convinced that this is only possible if the pursuit of our economic goals is accompanied by a responsible attitude towards environmental, safety, and health issues.

By laying the focus on the utilization of renewable raw materials in the manufacture process of cartonboard and folding cartons, we have been successfully applying the environmental protection principles of sustainability and recyclability within the Mayr-Melnhof Group for decades. Through consistent application of our unwavering dedication to use state-of-the-art technology together with optimal environmental protection and cost-efficiency in our production processes, we have undoubtedly made significant improvements, both economically and ecologically. A continuous benchmarking process ensures that best-practice examples in the fields of environment, safety, and occupational health can be implemented on a Group-wide level.

As a result, MM-Karton is now consistingly ranked among the leading European manufacturers with respect to almost all specific emissions and consumption indicators. Thus, in many cases, further decisive improvements require the development of new technologies.

Our environmental efforts are therefore focused more on the pre- and post-production phases, with the objective of achieving still greater efficiency by using modern logistics and infrastructures to optimize the flow of raw materials and manufactured goods as well as the flow of energy and industrial waste in relation to the production sites.

To maintain the high quality and environmental protection standards that we have already achieved, Group-wide audits are performed periodically in accordance with ISO 9001/9002. Moreover, about half of our cartonboard production has already been integrated into environmental management systems in accordance with ISO 14.001/EMAS.

In 2002, MM-Karton succeeded in cutting fresh-water consumption, further reducing fiber residue and increasing the efficiency of the Cartonboard Machine II in the Frohnleiten mill as a result of a major rebuild.

By certifying all cartonboard mills (with the exception of Kolicevo and Nikopol) in accordance with the HACCP health-hazard control system in 2002, Mayr-Melnhof took a big step in the direction of product safety for the use of cartonboard in the highly sensitive sectors of food and pharmaceutical applications. The cartonboard mills in Frohnleiten and Hirschwang have been recertified in accordance with the ISO 14.001/EMAS standards.

Human Resources

The long-term success of the Mayr-Melnhof Group is based on the know-how and motivation of our employees. This is why we constantly need to win over, develop and maintain top talents. By offering attractive and challenging assignments in an international environment, in combination with focused promotion efforts, we motivate our employees to the highest levels of achievement.

Starting with training of apprentices, we offer our employees a broad spectrum of options to improve their qualifications and develop their skills. As the market leader, we constantly take an innovative approach to cutting-edge technology. For that reason, particular emphasis is laid on continuing on-the-job training in personnel development.

Our flat organizational structure both demands and fosters a high degree of personal responsibility. By maintaining an open, communicative atmosphere throughout the entire Group and by giving employees freedom of action, we create the necessary conditions to allow them to view their jobs in the light of the overall Group objectives and to perform their assignments in an efficient and responsible manner.

Performance-based remuneration systems have long become established in the Mayr-Melnhof Group; ensuring that any accomplishments that increase the Company's value will be justly rewarded. The variable component of the income generally depends on the employee's achievement of his individual goals, in some cases, it may account for as much as fifty percent of the total remuneration.

In 2002, the number of employees increased by 1,367 to reach a total of 6,786, mainly as a result of acquisitions. The share of employees in Central and Eastern Europe has more than doubled, increasing from 591 to 1,194. To keep up with our growth, central functions such as controlling, logistics, purchasing, and IT were reinforced. Austria accounts for approximately 25 % of the total number of employees.

Approximately 38.9 % of the net value-added achieved in 2002, which amounted to EUR 408.4 million, was paid out to employees in the form of net wages and salaries. In addition, EUR 39.6 million can be attributed to the payment of income tax on wages and salaries. A further 17.8 % of the value-added (EUR 72.9 million) went towards social security contributions.

A Word of Thanks

In 2002, despite the difficult economic conditions, the Mayr-Melnhof Group remained resilient and was able to achieve a new record result. The Management Board would like to take this opportunity to thank all employees for their strong commitment and personal efforts. The Board is also grateful to the employee representatives for their constructive and trustworthy collaboration.

Corporate Governance

In 2002, an Austrian Corporate Governance Code was adopted. The main aspects cover safeguarding the shareholders' interests and a transparent and open corporate communication environment to support the investment decisions of the shareholders. The basic structure of the Code is derived from the Austrian Securities Act. It is also supplemented by additional recommendations for various sectors of corporate management. The complete text of the code is available on the Internet at **www.corporate-governance.at**. It has been in effect since September 2002. Certain of its basic concepts and the basic principles of evaluation still require interpretation, and an institution to that effect has not yet been appointed. Compliance with the Securities Act is on a voluntary basis.

The organizational and management principles of Mayr-Melnhof Karton AG have always followed the basic rules of reliable corporate governance and therefore guarantee responsible corporate management and control, based on a strategy of responsible, long-term creation of added value. On the basis of this position, we therefore welcome the systematic compilation of the legislative and internationally customary regulations as well as further recommendations in an appropriate Code.

We feel that it is our duty to comply with this Code in principal and to practice comprehensive reporting in that regard. For this purpose, the Management Board and Supervisory Board of Mayr-Melnhof Karton AG have decided, as part of a Group-wide initiative, to determine whether or not the rules set forth in this Code are being followed and to publish the findings. This will be done on a regular basis in the Annual Report and on the Company's web site. We hereby expressly declare to be, as in the past, in full compliance with all applicable laws and regulations at all times.

MM-Graphia
The new Division is developing according to plan. A larger contribution to earnings can therefore be expected in 2003.

Investments
The investment strategy of MM-Karton is based exclusively on reducing production costs and, in specific cases, on quality optimization.

MM-Packaging and MM-Graphia continue to focus on the selective use of cutting-edge technologies in order to improve cost efficiency and competitiveness.

Development of Results
Due to uncertainty about the effects of the war in the Middle East on the market, no dependable forecast on the development of results can be provided at this time.

Vienna, March 20, 2003
The Management Board

Wilhelm Hörmanseder m.p.   Andreas Blaschke m.p.

Herbert Noichl m.p.   Franz Rappold m.p.

Industry
Against the backdrop of the weak general economic conditions, the demand for cartonboard and folding cartons has been very sluggish since the end of last year, especially in the German and French markets. On the overseas markets, cartonboard prices have reached a record low, which has caused several manufacturers to announce price increases with an immediate effect to take place in the middle of the first quarter of 2003.

The packaging business in general still shows a stable development, especially in the non-durable consumption goods sector. However, customers generally tend to plan on a more short-term basis.

Cigarette packaging sales are for the most part proving to be quite recession resistant and are still showing steady growth in Eastern Europe. In the confectionary packaging sector, strong seasonal variations are also to be expected in 2003.

Waste Paper Market
Since the middle of the fourth quarter of 2002, the situation in the waste paper market has been characterized by a good deal of stability. Unlike the previous year, importers from Asia remained active in the market and are intensifying their activities due to seasonal influences. Thus, a price increase in the first half of the year appears to be possible.

MM-Karton
As a result of declining consumer confidence in Western Europe, the customers of MM-Karton are still planning very cautiously and on short notice. As a result, prices are beginning to come under pressure. MM-Karton nevertheless aims at maintaining the European sales prices at their current levels. Despite the highly satisfactory capacity utilization situation in the first months of the year, it is likely that production downtime will be necessary to some extent during the rest of the year in order to adjust production capacities, even if the demand from overseas markets is maintained.

MM-Packaging
At MM-Packaging, business got off to a rather slow start in the major sales markets at the beginning of the year. Nevertheless, on the basis of the current order situation, capacity utilization can be expected to be satisfactory overall.

Raw Materials and Energy

The Mayr-Melnhof Group is subject to the risk of price changes in raw materials, particularly fibers, coating chemicals, and energy. Compared over a longer period of time, the prices for these goods are highly volatile, fluctuating strongly during relatively short periods of time. In order to cushion part of the fluctuations in waste paper prices, the Mayr-Melnhof Group implements security measures in the form of stock management and long-term supply agreements. If these measures are not sufficient, the Group aims at adapting the sales prices accordingly, with as little delay as possible.

A part of the electrical power for operating the cartonboard plants is generated in the Group's own power plants, which are either gas or oil fuelled. The energy required with regard to the production of folding cartons is purchased from external suppliers.

As a result of different country-specific emissions control quotas for greenhouse gases stipulated in the Kyoto protocol, and due to the fact that the Group has already been using state-of-the-art technology for many years now, certain cartonboard production sites may face a heavy cost burden unless emissions rights are allocated by the competent political authorities. Mayr-Melnhof is therefore planning to utilize part of the reduction potential in the Eastern European plants for the Group within the framework of compensatory agreements.

7. Outlook for the Year 2003

This outlook refers to the Management's opinion as of March 20, 2003 and does not contain any effects of possible acquisitions, divestments or other structural changes within the year 2003. All preceding and following forward-looking statements are subject to both known and unknown risks, as well as uncertainty factors, with the possibility that actual results may differ from statements made herein.

Economic Development

A further significant decline in consumer confidence and business investments due to uncertainty about the effects of the war in the Middle East have been weighing on the already unstable economy since the beginning of the year. As a result of the steady rise of the euro against the dollar and the increasing oil price, even the most conservative growth forecasts for 2003 will require downward revision in the first few months of the year. In the reform states of Central and Eastern Europe, however, growth above the EU average is still to be expected due to high domestic demand, but exports to Western Europe will probably provide less economic support than in the past.

6. Risk

Active Risk Management

As a globally active industrial enterprise, the Mayr-Melnhof Group is exposed to a wide range of typical business risks. These include, in particular, fluctuations in demand, changes in raw material prices, exchange rate fluctuations, and interest rate changes. The Management Board has taken Group-wide organizational measures in order to create an effective framework for risk management. The management of the individual companies is responsible for monitoring the operating risks. As part of the institutionalized planning and control processes, the status of existing and potential risks as well as any relevant changes are identified and reported. Targets are regularly checked and any necessary corrective measures taken.

Basic Risks

Basic risks are insured to the extent customary in common industry practice. Insurance markets are becoming more and more restrictive, resulting in a noticeable increase in deductibles as well as premiums.

Sales Market Risk

Economic fluctuations can affect the sales of consumer goods, which in turn can have a direct impact on cartonboard consumption. Through ongoing product optimization, innovations, and the expansion of the range of services the market share is continually stabilized. The goal is to ensure long-term competitiveness through cost leadership. Since most of the sales are achieved in Europe, the sales market risk arising from the parities in relation to the non-European currencies is fairly small.

Financial Risks

The default risk is minimized by means of credit insurance and a broad customer base. In particular, to safeguard future cash flow from transactions carried out in British pounds and in Swiss francs, currency forwards and currency options are used. The Group's bank debt is primarily composed of long-term credit lines with mostly variable rates of interest.

The Mayr-Melnhof Group has sufficient liquidity and global credit facilities to settle its liabilities.

maximize our competitive advantages for the Group and our customers while at the same time creating the preconditions for further profitable growth. As a result of the close cooperation with our customers, we are in a position to quickly identify current and future market requirements and to develop and implement innovative solutions without delay.

In MM-Karton, we succeeded in improving values for individual product parameters of recycled fiber based board (e.g. gloss, surface smoothness and production speed), which led to a further increase in the areas of application for Mayr-Melnhof cartonboard. Continuous optimization processes as well as the long-term participation of Mayr-Melnhof in the European standardization committees, allows the Group to adapt at an early stage to future demands made on cartonboard products.

The R&D activities of MM-Karton are managed by the individual plants in close cooperation with the central laboratory at the Frohnleiten plant, which also coordinates project-related cooperation with universities and other research institutions.

In the folding carton sector, the focus is on the efficient implementation of innovative packaging solutions. Therefore, the individual folding carton plants have combined their extensive and diversified R&D expertise into a network of innovation, which puts the entire spectrum of innovations existing in this field at the disposal of the customer. Innovative cartonboard packaging solutions enable a clear distinction of the customers' products from those of the competition, and therefore, are offered to an ever-increasing extent, featuring a multitude of different characteristics. The range of products includes, among other things, folding cartons in a variety of shapes as well as packagings with different applications, such as integrated anti-theft labels, integrated CDs or scented tissue packs.

In addition to new and improved products, the development of creative systems solutions has been one of the key points of focus of the Mayr-Melnhof Group for several years. The priority in this regard is the integration of both customers and suppliers into standardized IT solutions at the divisional level, with the objective of increasing the value added by means of more efficient processes while at the same time deepening and augmenting customer relationships.

The segment of high-grade confectionary packaging is characterized by highest demands regarding packaging technology as well as finishing know-how and is therefore concentrated on a few suppliers. Traditionally, demand shows a strong seasonal pattern.

As is the case in high-grade confectionary packaging, virgin fiber cartonboard is the raw material predominantly used in cigarette packaging.

Sales

MM-Graphia converted approximately 59,000 tons of cartonboard and paper into cigarette and high-grade confectionary packaging in the 2002 financial year. Cigarette packaging accounted for approximately 88 % of the Division's sales. The range of customers mainly included the major international tobacco and confectionary manufacturers. The majority of the packaging products manufactured by MM-Graphia were sold in Europe, with the final users being located in around one hundred countries. In 2002, the EU accounted for approximately 54 % of the sales, Eastern Europe for approximately 35 %.

Development of Business

The first business year of MM-Graphia was characterized by a large number of integration projects and optimization measures. The objective of covering the integration costs out of current operating income was obtained.

Sales amounted to EUR 177.1 million. At EUR 17.6 million, the operating profit exceeded the expectations for the year 2002. The operating margin amounted to 9.9 %.

5. Further Information

5.1. Personnel

On December 31, 2002, a total of 6,786 people were employed by the Mayr-Melnhof Group (12/31/2001: 5,419). Of these, 2,952 (12/31/2001: 2,453) were employed in MM-Karton, 2,652 in MM-Packaging and 1,182 in MM-Graphia. The increase in comparison with the previous year results exclusively from acquisitions.

5.2. Research and Development

Against the backdrop of ever-shortening product cycles in the consumer goods sector and the various requirements for recycled fiber based board, the innovative activities of the Mayr-Melnhof Group are concentrated on the continuous improvement of both products and the production processes as well as the development of creative systems solutions for the optimization of the supply chain. This enables us to

Sales

In 2002, MM-Packaging converted approximately 324,000 tons of cartonboard into folding cartons. The products were sold almost exclusively in Europe, with the EU accounting for 89 % of the sales and Eastern Europe accounting for 10 %. MM-Packaging primarily supplies multinational consumer goods manufacturers and is the sole or preferred supplier of five international branded goods manufacturers, which account for approximately 41 % of the Division's sales. The remaining business is divided up among well over 1,000 customers.

Development of Business

Despite noticeable consumer reticence in major markets such as Germany and France, sales in the European folding carton market generally did better than expected. Passing on the increase in cartonboard prices of early July was the biggest challenge in the financial year, which was managed successfully to a large extent. In the second half of the year, prices came under pressure again as a result of declining waste paper prices.

Sales amounted to EUR 421.3 million. Partly as a result of successful cost reduction and restructuring programs, an operating profit of EUR 23.7 million was achieved. The operating margin therefore amounted to 5.6 %.

4.2.3. MM-Graphia

Market

The cigarette packaging market is characterized by special technological requirements and particularly high quality standards, as well as a strong concentration of market participants. Together with two other international suppliers, Mayr-Melnhof Graphia is one of the leading manufacturers serving the European tobacco industry. In addition, several smaller packaging companies are active in this sector. Although Western European markets already show a high degree of saturation, the markets in Eastern Europe and Asia, particularly in China, are recording steadily rising growth rates. Local manufacturing has gained much greater importance in Eastern Europe, which will probably lead to successive relocation of the manufacturing focus to that region in the years to come. Overall, the cigarette packaging market is proving to be relatively resistant to the sluggish economy.

At 78,000 tons, the average level of orders was significantly higher than in the previous year (53,000 tons). Due to increased capacity utilization and as a result of the acquisitions, production and sales grew by approximately 13 % to reach 1.44 million tons. In Europe, it was possible to maintain the sales prices for the most part after the increase in price levels. At the end of the year, however, European cartonboard prices also started to come under pressure due to declining waste paper prices. By the end of the year, overseas prices had reached a new low. The overall average price level of MM-Karton therefore fell slightly as a result of the higher overseas market share.

Therefore, the 7.5 % increase in net sales to EUR 778.7 million primarily resulted from the increase in volume. In addition, the integration of the companies Spiehs and Papyrus and the first full-year inclusion of MM-Gernsbach into the financial statements also contributed to the increase in net sales.

At EUR 94.4 million, the operating profit improved by 4.4 % over the previous year. While the rising cost of raw materials was largely compensated by the increased sales prices, the operating margin was 12.1 % as compared to 12.5 % in the previous year, mainly because of the reduced rate of return on the higher volumes sold overseas.

4.2.2. MM-Packaging

Market

The demand for folding cartons is largely influenced by private consumption levels and is therefore tied to general economic developments. More than half of the approximately 3.5 million tons of cartonboard processed in Western Europe is used in the food industry. In comparison to the non-food sector, this sales segment is growing to a disproportionate extent. While the Western European market has shown a high degree of saturation for a number of years, the demand for folding cartons in Eastern Europe has continued to grow dynamically. The European folding carton sector is highly fragmented, encompassing more than 1,500 companies, most of which are managed as commercial family businesses. Due to this structure and the significantly lower entry thresholds in comparison with those of the cartonboard sector, European folding carton manufacturers are under strong competitive pressure. As a result, the consolidation process within the sector will continue.

Alongside the broadly defined sector of "general packaging", areas such as pharmaceuticals and cigarette packaging, as well as packaging for high-grade confectionary packaging and detergents, have become established as market niches with special standards of quality and service.

Recycled fiber based cartonboard currently accounts for approximately 60 % of the European production capacity of coated cartonboard, while the remaining 40 % is virgin fiber based cartonboard. The production of recycled cartonboard is divided amongst three major manufacturers and several medium-sized ones, while virgin fiber cartonboard is primarily manufactured by three independent Scandinavian groups of companies.

As a result of the well-established areas of application, the market situation between recycled fiber based and virgin fiber based cartonboard is very balanced, so that the relationship between those two market segments is not likely to change radically in the near future.

As in past years, cartonboard substitution is occurring only in marginal sectors. This trend is counterbalanced by the continual discovery of new possible fields of application for cartonboard.

Sales

In 2002, MM-Karton sold approximately 1.44 million tons of cartonboard to more than 1,000 customers worldwide. Overseas exports were further intensified as a result of the increased cartonboard volume in Europe. Overall, around 66 % of this volume was sold in Western Europe, while Eastern Europe and overseas markets accounted for 12 % and 22 % of sales respectively (2001: 68 %, 13 %, 19 %). The largest customer of MM-Karton is MM-Packaging, accounting for approximately 14 % (196,000 tons) of its sales. Most cartonboard sales are made to a large number of small and medium-sized converters. Within Europe, cartonboard is mainly distributed through the own trading companies of MM-Karton, while sales outside of Europe are carried out through external trading houses.

Development of Business

As a result of the unexpectedly high demand in Western Europe and increased deliveries to overseas markets, MM-Karton kept operating at nearly full capacity in the first half of the year. In the second quarter, this satisfactory capacity utilization situation was also due to advance purchases, since a 10 % increase in the price of cartonboard had been announced. A drastic rise in waste paper prices, caused mainly by the demand in Asia, made these price adjustments necessary.

In the second half of the year, demand dynamics on the major Western European markets reversed as a result of the weakening economic trends and overstocked customer inventories. All in all, however, an increase in overseas exports in 2002 allowed MM-Karton to achieve a 93 % degree of capacity utilization, which is significantly higher than in the previous year (2001: 89 %), although selective production downtime was still necessary in the second half of the year.

The Mayr-Melnhof Group's long-term investment policy is to invest 50 % of cash earnings. All acquisitions were financed from current cash flow.

The decrease in the **cash flow from financing activities** from EUR -112.8 million to EUR -71.7 million can be primarily attributed to a significantly lower number of share repurchases as well as an increased net repayment of liabilities to financial institutions.

Share Repurchase Program
On the basis of the authorization of the 7th and 8th Ordinary Shareholders' Meetings, 80,714 bearer shares of Mayr-Melnhof Karton AG were repurchased via the Vienna Stock Exchange during the year under review. This corresponds to 0.67 % of the Group's capital stock and a total cost of EUR 5.33 million. From March 19, 2001, the date the share repurchase program was launched, until December 31, 2002, a total of 1,032,848 shares, representing 8.61 % of the capital stock, have been repurchased at a total value of EUR 56.68 million. The purpose of the repurchase program is to allow for a possibility of utilizing own stock in acquiring shareholdings as well as in stabilizing the share price.

Cash flow from operating activities and the available lines of credit adequately cover the financing requirements of working capital, investments, dividends, and share repurchases as well as other foreseeable financing needs.

4.2. Operating Segments

4.2.1. MM-Karton

Market
The sale and consumption of cartonboard largely follows the current trends in the overall economic environment. In Western Europe, the main sales market of MM-Karton, the national economies, and thus cartonboard consumption, have increased by approximately 2 % per annum over the last five years. Moreover, a continuation of such moderate growth rates is to be expected for the immediate future. As previously, much more dynamic trends in demand are observable in Central and Eastern Europe, as well as in Asia, especially China. The non-European export markets play an important role in the capacity utilization situation of Western European manufacturers, which in turn influences the trend of prices. In the past ten years, no new recycled cartonboard machines have been put into operation in Europe. The steadily increasing production capacities are therefore mainly due to investments in technological optimization. In China, a massive increase in production capacity starting in 2004 will be a big challenge for foreign suppliers.

Cash Flow Development

Consolidated Statements of Cash Flows (condensed version)

(in millions of EUR)	Year ended December 31, 2002	2001
Net cash provided by operating activities	173.8	179.7
Net cash used in investing activities	(119.1)	(68.1)
Net cash used in financing activities	(71.7)	(112.8)
Effect of exchange rate changes	(0.5)	0.5
Net decrease in cash and cash equivalents	(17.5)	(0.7)
Cash and cash equivalents at the end of the year	149.1	166.6
Current and non-current available-for-sale securities	76.4	80.4
Total resources available to the Group	**225.5**	**247.0**

Cash flow from operating activities amounted to EUR 173.8 million (2001: EUR 179.7 million). In comparison to the previous year, the decrease is primarily due to a higher net income and increased depreciation and amortization. No gains from the disposal of businesses were recorded, and the change in current assets and liabilities was significantly less substantial than in the previous year.

At EUR -119.1 million, **cash flow from investing activities** was well above the previous year's level (2001: EUR -68.1 million). Thereof, the net outflow of funds resulting from acquisitions amounted to a total of EUR -53.9 million (2001: EUR -14.0 million) and was attributed to the acquisition of the Graphia Group and the purchase of the Bulgarian cartonboard plant ZMK Nikopol A.D., as well as residual payments in connection with the acquisition of MM-Gernsbach. Acquisition payments for investments in tangible and intangible fixed assets amounted to EUR 69.9 million, an increase of EUR 9.7 million in comparison to the previous year.

The Group's investments were basically concentrated on improvements in efficiency and quality.

The largest investment project in the Group, and at the same time in MM-Karton, was the rebuilt of the Cartonboard Machine II at the Austrian plant in Frohnleiten, which accounted for approximately EUR 15 million in 2002. In total, EUR 47.1 million (2001: EUR 42.6 million) were invested in MM-Karton. Investments in MM-Packaging amounted to EUR 12.8 million, focusing mainly on a microflute lamination machine in the folding carton plant Neupack. A new printing machine for the cigarette packaging plant in Trier was the central focus of the investments in MM-Graphia, which amounted to a total of EUR 10.0 million.

4.1.3. Assets, Capital Resources and Liquidity

Consolidated Balance Sheets (condensed version)

(in millions of EUR)	December 31, **2002**	*2001*
Current assets	518.2	498.6
Non-current assets	657.0	577.3
Total assets	**1,175.2**	**1,075.9**
Current liabilities	354.7	315.2
Non-current liabilities	240.2	233.5
Minority interests	8.3	3.7
Stockholders' equity	572.0	523.5
Total liabilities and stockholders' equity	**1,175.2**	**1,075.9**

Structure of Assets, Capital and Liquid Resources

The Mayr-Melnhof Group's total assets rose from EUR 1,075.9 million to EUR 1,175.2 million during the 2002 financial year. The balance sheet remains solid with an unchanged equity ratio of 48.7 %. The increase in short-term assets from EUR 498.6 million to EUR 518.2 million, as well as the rise in long-term assets from EUR 577.3 million to EUR 657.0 million, can be particularly attributed to the acquisitions.

A majority (93 %) of the interest-bearing liabilities amounting to EUR 185.4 million (12/31/2001: EUR 213.1 million) were of a long-term nature. EUR 172.5 million (12/31/2001: EUR 192.4 million) of this amount related to long-term bank debt, which included EUR 38.2 million (12/31/2001: EUR 38.2 million) of short-term revolving bank debt classified as long-term. Furthermore, the credit lines available to the Group amounted to a total of EUR 159.5 million, which were increased by EUR 58.5 million after the balance sheet date.

Stockholders' equity increased from EUR 523.5 million to EUR 572.0 million during the 2002 financial year. This change is primarily attributed to the increased income, along with certain items such as the dividends paid by Mayr-Melnhof Karton AG for the 2001 financial year.

Total resources available to the Group, which include liquid resources as well as current and noncurrent marketable securities ("available-for-sale"), decreased to EUR 225.5 million (12/31/2001: EUR 247.0 million) during the year under review. There was no net debt. The balance of interest-bearing liabilities and resources available amounted to EUR -40.1 million (12/31/2001: EUR -33.9 million).

Value-added

(in millions of EUR)	2002	2002	2001	2001
Origin				
Sales	1,265.7		1,122.9	
Other operating income	8.9		12.4	
Decrease/Increase in finished goods	(2.4)		(5.9)	
Own work capitalized	0.2		0.2	
Total operating revenue	**1,272.4**		**1,129.6**	
(-) Acquired input from suppliers	(776.5)		(689.7)	
(-) Depreciation and amortization	(87.5)		(76.2)	
Net value-added	**408.4**	**100.0%**	**363.7**	**100.0%**
Distribution				
Employees	(158.8)	(38.9%)	(145.8)	(40.1%)
Social benefit costs	(72.9)	(17.8%)	(63.3)	(17.4%)
Public authorities	(89.8)	(22.0%)	(78.5)	(21.6%)
Interest and other financial expenses	(2.9)	(0.7%)	3.1	0.9%
Minority interests	(0.7)	(0.2%)	(1.2)	(0.3%)
Shareholders (proposed)	(21.9)	(5.4%)	(19.9)	(5.5%)
Company	61.4	15.0%	58.1	16.0%

At EUR 1,272.4 million, the Mayr-Melnhof Group's total operating revenue in the 2002 financial year exceeded the previous year's amount (EUR 1,129.6 million).

After deduction of expenditure on goods and services as well as depreciation in the amount of EUR 864.0 million (2001: EUR 765.9 million), a net value-added of EUR 408.4 million (2001: EUR 363.7 million) was achieved. This corresponds to an increase of 12.3 % or EUR 44.7 million against the previous year. Employees received 38.9 % (EUR 158.8 million) of the net value-added (2001: 40.1 %; EUR 145.8 million). Through the proposal of the Management Board, a dividend of EUR 21.9 million (2001: EUR 19.9 million), or 5.4 % (2001: 5.5 %) of the net value-added is to be distributed to the shareholders of Mayr-Melnhof Karton AG with respect to the 2002 financial year. Profits retained in the amount of EUR 61.4 million, or 15.0 % of the net value-added (2001: EUR 58.1 million; 16.0 %), are to remain in the Group.

Operating Profit

The Group further improved its profitability by increasing its operating profit in the amount of EUR 15.5 million (+12.9 %) from EUR 120.2 million to EUR 135.7 million. This rise is mainly due to an improvement of results at MM-Packaging and partly to an increase at MM-Karton.

At 10.7 % the operating margin was consistent with the previous year's level, despite an increase in sales.

Net Interest Expense

The net interest expense amounted to EUR -3.0 million (2001: EUR -1.5 million). The change in comparison with the previous year resulted from the decrease in the interest rate level as well as the acquisitions.

Other Income (including Equity Income) – net

Other income (including equity income) amounted to EUR 0.1 million. The previous year's figure of EUR 4.6 million resulted above all from non-recurring disinvestments. In determining the figure for 2002, the value of the shares held in the Reno de Medici Group was adjusted similarly to the previous year. This value adjustment was necessitated by the decreased share price.

Income Taxes

The Mayr-Melnhof Group pays taxes on its income in 17 different European countries and reported income taxes in the amount of EUR 48.8 million (2001: EUR 44.2 million) for the 2002 financial year. The effective Group corporate tax rate was 36.7 %, as compared to 35.8 % in the previous year.

Net Income and Earnings per Share

The Group successfully increased its consolidated net income by 6.9 %, from EUR 77.9 million to EUR 83.3 million. As a result of the share repurchase program, a weighted average of 11,011,027 shares were in circulation during 2002, which led to an earnings per share in the amount of EUR 7.57 (2001: EUR 6.66).

Net Value-added

The statement of origin of the net value-added illustrates the difference between the total operating revenue less expenditure on goods and services purchased from external sources. The statement of distribution highlights the share of all parties participating in the net value-added.

Group Sales by Region

in %


2002
EU* 64.9 %
Austria 7.9 %
Eastern Europe 15.6 %
Asia 5.6 %
Others 6.0 %
2001
EU* 65.9 %
Austria 7.5 %
Eastern Europe 14.9 %
Asia 4.7 %
Others 7.0 %

* excl. Austria

Cost of Sales

	Year ended December 31,			Percentage of sales	
(in millions of EUR)	**2002**	2001	+/-	**2002**	2001
Cost of materials and purchased services	620.8	546.2	+13.7%	49.0%	48.6%
Personnel expenses	199.5	179.2	+11.3%	15.8%	16.0%
Depreciation and amortization	71.1	61.5	+15.6%	5.6%	5.4%
Other expenses	43.2	37.8	+14.3%	3.4%	3.4%
Total	**934.6**	**824.7**	**+13.3%**	**73.8%**	**73.4%**

At EUR 934.6 million, the cost of sales required to realize the operating output were 13.3 % above the previous year's amount of EUR 824.7 million. The increase in the cost of materials is primarily due to the increase in the quantity sold, the acquisitions, as well as the higher average level of raw material prices. Personnel costs increased at a slower rate than sales. At 5.6 %, the depreciation ratio slightly increased in comparison with the previous year. The Group's gross margin increased in proportion with the development of sales.

Selling, General and Administrative Expenses

	Year ended December 31,			Percentage of sales	
(in millions of EUR)	**2002**	2001	+/-	**2002**	2001
Personnel expenses	71.9	63.8	+12.7%	5.7%	5.6%
Depreciation and amortization	13.3	13.4	-0.7%	1.0%	1.2%
Other expenses	115.9	111.9	+3.6%	9.2%	10.0%
Total	**201.1**	**189.1**	**+6.3%**	**15.9%**	**16.8%**

In line with the increase in the volume of business, selling, general and administrative expenses rose to EUR 201.1 million (2001: EUR 189.1 million). They amounted to 15.9 % when expressed as a percentage of sales (2001: 16.8 %).

Production in the French folding carton plant Copacarton S. A., with some 50 payroll employees and a production capacity of 4,000 tons per year, was shut down around mid-year.

In October 2002, upon the unfortunate death of a partner, the shareholding in Joh. Spiehs & Co GmbH was increased from 40 % to 100 %. The shareholding in the Papyrus Group, through the holding company A. Spiehs Beteiligungsgesellschaft m.b.H., was increased from 31.7 % to 63.3 %. The companies were integrated into MM-Karton and included in the consolidated financial statements for the first time in the fourth quarter of the year. The companies are in a good position in the Austrian waste paper market and have been MM-Karton's business partners for many years. Part of the purchase price was paid in early 2003 by means of 57,000 own shares.

4.1.2. Consolidated Statements of Income

Consolidated Statements of Income (condensed version)

	Year ended December 31,		
(in millions of EUR)	**2002**	2001	+/–
Net sales	1,265.7	1,122.9	+12.7%
Operating profit	135.7	120.2	+12.9%
Interest and other financial result - net	(2.9)	3.1	
Income taxes	(48.8)	(44.2)	
Minority interests	(0.7)	(1.2)	
Net income	**83.3**	**77.9**	**+6.9%**

Sales

As a result of a noticeable increase in the sales volume during the first half-year and the number of acquisitions, the Mayr-Melnhof Group achieved consolidated sales in the amount of EUR 1,265.7 million (2001: EUR 1,122.9 million). This corresponds to an increase of 12.7 % or EUR 142.8 million, with acquisitions accounting for approximately EUR 90 million thereof. The regional break-down of sales between Western Europe (72 %), Eastern Europe (16 %), and the overseas markets (12 %) has basically remained stable (2001: 73 %, 15 %, 12 %). Intercompany sales were for the most part achieved by MM-Karton with MM-Packaging and amounted to EUR 98.7 million.

economic uncertainty, our customers began to plan on a more cautious and short-term basis. At the same time, another decrease in waste paper prices began to put pressure on the European cartonboard prices. For this reason, MM-Karton adjusted production quantities in relation to demand through temporary production downtime. By mid-year, both demand and sales prices for cartonboard on overseas markets declined significantly in comparison with the previous six months.

The European market for folding cartons followed the same trend while recessive tendencies appeared, particularly in Germany. Decreasing consumer confidence led to a decline in demand, especially in the field of high-price consumer goods. On the other hand, the same quantities of folding cartons were ordered for products such as food and cigarettes. Thus, it was possible to achieve a satisfactory capacity utilization after all. The major challenge of the year was passing on the significantly higher mid-year prices to the end users. The consolidation process within the folding carton sector also continued throughout 2002.

4. Development of Business in the Year 2002 in Comparison with 2001

4.1. Group

Despite the steadily worsening economic climate in the major Western European markets, the Mayr-Melnhof Group managed to assert its position successfully in all three Divisons throughout the 2002 financial year; even outperforming the previous year's record results.

4.1.1. Important Events

With the acquisition of the Graphia Group, a renowned European manufacturer of cigarette and high-grade confectionary packaging, the Mayr-Melnhof Group made a significant step towards expansion, in terms of both markets and technology, by acquiring widely recognized know-how in the field of rotogravure and flexo printing technologies. The volume processed in the four production sites that were acquired (three in Germany, one in the Ukraine) amounts to approximately 60,000 tons of cartonboard and paper per year. Following the approval by the competition authorities, the Graphia Group was, for the first time, included in the consolidated financial statements of the Mayr-Melnhof Group in the third quarter of 2002.

In June 2002, the Bulgarian cartonboard mill ZMK Nikopol A.D. was acquired. The aim of the acquisition was to develop solid production capacity in preparation for Bulgaria's accession to the EU, with the potential to serving the Central European markets as well as Turkey and the CIS. At the time of the takeover, the cartonboard plant did not hold a considerable market share. Its capacity was approximately 70,000 tons per year. With a 4.4 meter trim, the cartonboard machine is one of the largest in Europe and has considerable potential. The plant was put into operation a few months after takeover; continuous improvements are being undertaken in order to bring the quality of the cartonboard up to MM standards. In the coming years, the mill's capacity is to be increased in accordance with market demand.

Management Discussion and Analysis

1. Corporate Structure Extended

The Mayr-Melnhof Group is the largest producer of recycled cartonboard and folding cartons in Europe. Up to now, these core areas were managed in two operating segments, the Cartonboard Division and the Packaging Division.

As a result of the acquisition of the Graphia Group, which specializes in cigarette packaging and high-grade confectionary packaging, these areas of operations have taken on more importance within the Group.

In order to meet market demands to an even greater extent, and especially to create necessary decision-making structures, the cigarette packaging business, which so far has been run in certain companies of the Packaging Division, will together with the Graphia Group from the 2002 financial year onward be structured as an independent Division carrying the name Mayr-Melnhof Graphia (MM-Graphia). The segments which were managed and referred to until now as the Cartonboard Division and the Packaging Division, have been renamed as Mayr-Melnhof Karton (MM-Karton) and Mayr-Melnhof Packaging (MM-Packaging).

Due to the change in the corporate structure the new MM-Packaging is no longer comparable to the segment which has been previously referred to as the Packaging Division since the 2001 financial year. The presentation of MM-Karton, however, remains unchanged.

2. General Economic Situation

The mood of the economic optimism at the beginning of 2002 did not last long. As a result of a massive increase in the budget deficit, the US economy ended up generally doing better than in 2001. The Western European economy did not recover from the economic instability due to insufficient stimulation from the private sector demand and business investments. The strong Euro and the tense situation in the public spending budget put a serious damper on demand, with Germany being especially effected. In the second half-year, uncertainty about the possible negative economic consequences of a war with Iraq, particularly in relation to energy prices, constituted another detrimental factor. As a result of growing exports and a dynamic business situation in the domestic markets, the national economies of Central and Eastern Europe, together with a few Asian emerging markets, managed to withstand the international economic downturn without any major setbacks.

3. Economic Situation and Sector Development

Strong demand from Europe and the overseas markets characterized the trend for the cartonboard sector in the first half of 2002. In the middle of the second quarter, the high demand, particularly from the Far East, caused waste paper prices to soar. The subsequent price increase for cartonboard resulted in a significant temporary rise in orders and customer inventory levels. After mid-year, the economic situation began to look gloomy while the number of orders fell accordingly. As a result of increasing

Share Performance Indicators

Stock price per Share (in EUR)	2000	2001	2002
High	58.00	57.61	81.78
Low	39.30	45.97	52.90
Year-End	46.96	53.16	70.50
Stock Performance			
-1 month	+3.6%	+0.3%	–1.1%
-3 month	–2.2%	–1.9%	+7.9%
-9 month	–12.0%	+4.5%	+4.0%
Relative Performance (year-end)			
MM Shares	+2.1%	+13.2%	+32.6%
ATX	–10.4%	+6.3%	+0.9%
MSCI (Euro/Forest Products & Paper)	–1.6%	+15.4%	–19.5%
Share Performance Indicators (in EUR)			
Earnings per share [1]	5.56	6.66	7.57
Cash earnings per share [1]	12.09	13.65	15.87
Equity capital per share [2]	43.35	47.38	52.16
Dividend per share	1.65	1.80	2.00
Dividend (in millions of EUR)	19.60	19.90	21.90
Dividend yield per average share price	3.3%	3.4%	3.0%
Trading Volume			
Vienna Stock Exchange (in EUR)	2,307,999	2,156,210	2,756,707
London (OTC) (in EUR)	700,663	662,023	1,237,532
Number of shares issued	12,000,000	12,000,000	12,000,000
Own shares [4]	0	952,134	1,032,848
Free float [4]	4,800,000	3,847,866	3,767,152
Market capitalization [4] (in millions of EUR)	564	587	773
ATX weighting [4] (in %)	2.61	3.52	3.96

[1] average shares outstanding

[2] shares issued as of December 31

[3] proposed

[4] as of December 31

Relative Performance of MM Shares 2002/2003

January 2, 2002 =100



180
160
140
120
100
80
60
Jan Feb March April May June July Aug Sep Oct Nov Dec Jan Feb March
MM
ATX
MSCI
(Europe/Forest Products and Paper)

It is our goal to further increase our Group's transparency for investors by way of improving our investor relations activities on a continuous basis. We are therefore particularly proud of the fact that these efforts have been awarded with the Stock Exchange Prize and the Private Investors Award in 2002.

Shareholders' Club

All shareholders and interested investors registered in our Shareholders' Club receive the Mayr-Melnhof Karton AG Company reports via mail on a regular basis and are invited to Company presentations, occurring primarily in connection with significant new developments in the Group. The Shareholders' Club is a service provided by Mayr-Melnhof free of charge. Membership applications are welcomed by our Investor Relations Department at any time.

Contact Mayr-Melnhof Investor Relations:
Phone: +43/ (0)1 50 136-1180
Fax: +43/ (0)1 50 136-1195
e-mail: investor.relations@mm-karton.com
Website: http://www.mayr-melnhof.com

Coverage

Investment banks which regularly publish reports on Mayr-Melnhof include:

Bank Austria - Creditanstalt, Vienna
Credit Lyonnais Securities, London
Deutsche Bank, Vienna
Erste Bank, Vienna
Merrill Lynch, London
Morgan Stanley, London
Raiffeisen Centrobank, Vienna
UBS Warburg, London

Share Repurchase Program

On the basis of the authorization of the 7th and 8th Ordinary Shareholders' Meetings, 80,714 shares were bought back by the Company during 2002 at a total cost of EUR 5.33 million. From March 19, 2001, the date the share repurchase program was launched, until the end of the period under review, a total of 1,032,848 shares, representing 8.61 % of the capital stock, have been repurchased at a value of EUR 56.68 million. The average repurchase price amounted to EUR 54.88. The repurchased shares are to be utilized in future acquisitions. The maximum repurchase volume is limited to 10 % of the outstanding shares.

Dividend

The Company's dividend policy is aimed at a continuous increase in dividends, with approximately one third of the consolidated annual profit to be paid out in the long term. Due to the very satisfactory earnings situation in the 2002 financial year, the Management Board of Mayr-Melnhof Karton AG will propose a dividend increase from EUR 1.80 to EUR 2.00 per share. Based on the average market price in 2002, this results in a dividend yield of 3.0 %.

Shareholder Structure

The share capital of Mayr-Melnhof Karton AG is divided into 12,000,000 no-par shares. Approximately 60 % of the shares are owned by family members.
At the end of the year under review, approximately 8.6 % of the shares were held by the Company as a result of the share repurchase program. The remaining portion are free-float shares, primarily held by institutional investors in the USA, Great Britain, France, Germany, Switzerland and Austria.

Investor Relations

The open dialogue with institutional investors, private shareholders, financial analysts, and business journalists has been continuously ongoing. In the course of the change in the Group's management and the increasing demand for company presentations and one-on-one meetings, several Road Shows were staged in key financial centers in Europe. In order to provide the entire financial community with the same information, the current presentations are published on the Internet.

For our private investors we organized a Shareholders' Day at our Austrian location in Hirschwang. At this occasion, more than 200 shareholders received current information about the Group and also gained in-depth insight into the production of cartonboard and folding cartons.

Mayr-Melnhof Shares

Mayr-Melnhof AG shares have been listed on the Vienna Stock Exchange since April 1994 and are represented in its main trading segments – the ATX (Austrian Traded Index) and the ATX Prime (quality index with special transparency requirements).

Furthermore, Mayr-Melnhof shares are listed in an ADR (American Depository Receipts) program with the Bank of New York, where they are traded OTC (Over-The-Counter). As a result, the Company obtains more exposure to the US market, which in turn leads to a greater potential of liquidity. Mayr-Melnhof ADRs (symbol: MNHFY) are issued in US dollars, with four ADRs representing one ordinary share.

In addition, the Mayr-Melnhof share, being an ecological investment, is also part of the NAX (nature stocks) index.

At the end of 2002, Mayr-Melnhof's weighting in the ATX and ATX Prime was approximately 3.9 % and 3.4 % respectively. During 2002, the average daily turnover was approximately 41,000 shares, equivalent to EUR 2.8 million and thus remained at the previous year's level (41,000 shares, EUR 2.2 million). The share repurchase program accounted for only 0.8 % of the overall trading volume. In general, Mayr-Melnhof shares were among the three most heavily traded industrials on the Vienna Stock Exchange in 2002.

Markets in 2002

Many analysts had banked on a moderate economic recovery in the second half of 2002, since another bad year seemed to be unlikely. However, these prognoses were revised as early as in the second quarter of 2002. A string of disappointing profits, high volatilities, and the increasing probability of a war in Iraq led to a further market decline during the second half of the year. In 2002, the DJI lost -17.8 %, the FTSE -25.6 %, and the DAX -43.9 %. The ATX closed at 1,150.05 points with an overall gain of nearly one percent.

Mayr-Melnhof Share Performance

With a price increase of 32.62 %, Mayr-Melnhof shares achieved a respectable performance throughout 2002. Also taking into account the proposed dividend payment, the result respresents an increase in value of 36.4 % as compared to the previous year.

In the first five months, the price development was characterized by a steep increase, in conformity with sound results, acquisitions, and positive recommendations from analysts. As a result of the general downturn of the stock exchanges at the beginning of the third quarter and a reduction of the weighting in the MSCI, the price decreased from a previous high of EUR 81.78, to a level around EUR 60. However, as a result of the confirmed market expectations at the half-year and third quarter, and due to the stability of the underlying business, the shares rallied strongly during the subsequent months and beyond the year-end.

Divisional Indicators MM-Graphia

Facilities

Germany 4
Ukraine 1

(in millions of EUR)	2002
Sales	177.1
EBITDA	32.9
Operating profit	17.6
Cash earnings	25.6
EBITDA margin	18.6%
Operating margin	9.9%
Cash earnings margin	14.5%
Return on capital employed [1]	24.9%
Capital expenditures	8.3
Depreciation and amortization	16.0
Employees	1,182

[1] See adjusted amendments in the glossary

	2002
Tonnage processed (in thousands of tons)	59

Percentage of Group sales


14 %

Percentage of Group operating profit


13 %

Sales by destination


Others 4.3 %
Asia 6.5 %
Eastern Europe 34.8 %
EU 54.4 %

Leading producers of cigarette packaging in Europe

- Amcor-Rentsch (AUS)
- Alcan Packaging (CND)
- Mayr-Melnhof Graphia (AUT)
- MeadWestvaco (USA)
- Chesapeake (USA)

Source: MM

Mayr-Melnhof Graphia

The companies of MM-Graphia specialize in the manufacture of high-grade cigarette and confectionary packaging. Through the acquisition of the Graphia Group, Mayr-Melnhof decisively strengthened its market position in these segments and now ranks among the leading suppliers in Europe. In the cigarette packaging segment, Mayr-Melnhof Graphia is the only manufacturer that offers rotogravure, offset, and flexo technologies as well as all types of finishing methods from one source. In 2002, a total of approximately 60,000 tons of cartonboard and paper was processed at four production facilities in Germany and at one plant in the Ukraine.

Strong Technological Position

Presently, rotogravure is the most widespread printing method for cigarette packaging. Mayr-Melnhof Graphia, however, enjoys a strategic advantage over its competitors in that it is able to offer flexo and offset printing capacities in addition to rotogravure. Thus, customers are provided with a comprehensive suite of packaging services, ranging from flip-top cigarette packages, bundling paper, and container cartons to a complete range of specialized finishing services as well as the manufacture of displays, labels, and anti-theft devices. Quality, flexibility, and efficiency in production are also decisive factors. Therefore, many international producers of tobacco goods have concentrated their supplier base to a small number of highly efficient packaging groups.

In the confectionary segment, the focus is on the technologically demanding manufacture of shaped folding cartons with high-grade finishing services.

International Customer Base

The customer base is strongly focused and concentrates on international manufacturers of tobacco and confectionary products. Packaging systems from Mayr-Melnhof Graphia are used in approximately 100 countries. Since the direct customers are mainly based in Europe, Western Europe accounts for approximately 54 % of total sales while Eastern Europe represents approximately 35 %.

Continuous Further Development

The goal is to continuously increase the competitive strength of Mayr-Melnhof Graphia through investments and cost reduction measures in close cooperation with our customers, as well as through flexibility and high product standards. In this context, the continued expansion into Eastern Europe is a primary goal.


MM
GRAPHIA

High-grade Packaging for Cigarettes & Confectionary

MM-Graphia



Divisional Indicators MM-Packaging

(in millions of EUR)	2002
Sales	421.3
EBITDA	42.8
Operating profit	23.7
Cash earnings	31.9
EBITDA margin	10.2%
Operating margin	5.6%
Cash earnings margin	7.6%
Return on capital employed [1]	16.6%
Capital expenditures	12.7
Depreciation and amortization	19.7
Employees	2,652

[1] See adjusted amendments in the glossary

	2002
Tonnage processed (in thousands of tons)	324

Facilities

Austria 3
Germany 5
France 2
Great Britain 2
Hungary 1
Poland 1
Romania 1

Percentage of Group sales


32 %

Percentage of Group operating profit


17 %

Sales by destination


Others 0.4 %
Asia 1.1 %
Eastern Europe 9.6 %
EU 88.9 %

Leading folding carton producers in Europe


Tonnage processed
in thousands of tons
350
300
250
200
150
100
50
0
Mayr-Melnhof Packaging (AUT)
Van Genechten (BEL)
Akerlund & Rausing (SWE)
Chesapeake (USA)
MY Holding (GBR)

Source: MM

Mayr-Melnhof Packaging

MM-Packaging is Europe's largest manufacturer of folding cartons. In 2002, approximately 324,000 tons of cartonboard, recycled and virgin fiber based, were converted into folding cartons at 15 European locations, with the majority of the manufactured products being sold to multinational customers in the branded goods industry. Growth, increased efficiency, and innovation are the key factors for the successful development of the Division.

Shaping the World of Cartons

The range of products and services offered by MM-Packaging as a competent partner throughout the industry extends from the development of packaging concept and the conventional printing-cutting-gluing production process to the implementation of total packaging solutions. It also includes a wide variety of finishing capabilities.

The comprehensive business concept includes innovation skills, supply chain management and information technology, which in turn leads to constant improvements in efficiency and quality. This competitive edge allows us to maintain healthy growth in a highly competitive environment. The progressive specialization of individual plants enables us to meet the special needs of our customers from different sectors, such as food, confectionary, pharmaceuticals, detergents, and pet food, while at the same time fulfilling individual requirements in specific areas such as microflute, displays, and flexible packaging. The purpose of this specialization is to provide services to markets with high added-value.

State-of-the-Art Production and Organization

Continuous investments in the latest technologies and the standardization of processes constitute the core of our strategy. They guarantee a lasting competitive edge through the highest efficiency and quality. At the same time, our constant benchmarking process ensures ongoing optimization to continually strengthen the structure of the Division. In this context, production was discontinued at the French plant Copacarton S.A. in 2002 and transferred to a more efficient location.

Focus of Expansion: Eastern and Southern Europe

The consolidation process within the industry has been driven forward in recent years, not only by Mayr-Melnhof but also by several other players in the European market. There is also further dynamic potential for development of MM-Packaging through the acquisition of additional plants in the regions of Eastern and Southern Europe.


MM
PACKAGING


Shaping
the World
of Cartons

MM-Packaging



Divisional Indicators MM-Karton

Mills

Austria 2
Germany 3
Netherlands 1
Switzerland 1
Bulgaria 1
Slovenia 1

(in millions of EUR)	2002	2001	+/-
Sales	778.7	724.1	+7.5%
EBITDA	147.6	134.8	+9.5%
Operating profit	94.4	90.4	+4.4%
Cash earnings	117.2	107.0	+9.5%
EBITDA margin	19.0%	18.6%	
Operating margin	12.1%	12.5%	
Cash earnings margin	15.1%	14.8%	
Return on capital employed [1]	24.1%	23.5%	
Capital expenditures	46.9	42.5	
Depreciation and amortization	51.8	48.1	
Employees	2,952	2,453	

[1] See adjusted amendments in the glossary

	2002	2001
Tonnage sold (in thousands of tons)	1,437	1,279
Tonnage produced (in thousands of tons)	1,435	1,275
Recycled fiber based board	1,300	1,146
Virgin fiber based board	135	129
Capacity utilization	93%	89%

Percentage of Group sales


54 %

Percentage of Group operating profit


70 %

Sales by destination


Others 9.9 %
Asia 8.0 %
Eastern Europe 14.2 %
EU 67.9 %

Leading European producers of coated board


Capacity in thousands of tons
Virgin fiber based board
Recycled fiber based board
Mayr-Melnhof Karton (AUT)
StoraEnso (FIN/SWE)
Reno de Medici (ITL)
M-real (FIN)
Holmen (SWE)
1600
1400
1200
1000
800
600
400
200
0
Source: MM

Tonnage produced


in thousands of tons
Virgin fiber based board
Recycled fiber based board
1600
1400
1200
1000
800
600
400
200
0
1997
1998
1999
2000
2001
2002

Divisions
Mayr-Melnhof Karton

MM-Karton is the worldwide leading manufacturer of cartonboard on the basis of recycled fibers and the largest producer of cartonboard for folding cartons in Europe. The Division is composed of nine mills in Europe with a total annual production capacity of approximately 1.6 million tons. The product range comprises the complete bandwidth of all types of recycled carton with gray, bright, white, and Kraft back. The production of virgin fiber based cartonboard rounds off the comprehensive range of products offered by Mayr-Melnhof Karton. In its capacity as market leader, MM-Karton stands for maximum reliability as well as an efficient and environmentally conscious manufacturing processes.

Broad Spectrum of Applications – Worldwide Sales

Due to continuous technological improvements, recycled cartonboard is used in a wide variety of different applications, ranging from packaging solutions for food products such as breakfast cereals, confectionary, dried and frozen food to non-food applications such as household goods and detergents. The food sector accounts for more than half of the sales of MM-Karton. Mayr-Melnhof cartonboard is sold in more than 100 countries all over the world, with Europe being the primary market. In addition to product quality, support and logistical services provided to our clients play a decisive role in Mayr-Melnhof's sales achievements.

Best in Business

Constant increases in efficiency as well as cost reduction programs are the essential sources of our competitive strength. In accordance with our motto "Best in Business", we utilize the synergy potential arising from the Group's network of locations by means of continuous benchmarking. High transparency through a standardization of processes forms the basis for continuous supply chain optimizations and enables the efficient integration of acquisitions.

Investments in Quality and Efficiency

Investments in the latest technology aiming at increasing both quality and capacity ensure optimum production parameters throughout the industry as well as long-term success with respect to our customers. The most significant investment in 2002 was the modification of the Cartonboard Machine II at the Frohnleiten mill with the objective aim of maximizing both production and product quality, while improving the overall state-of-the-art requirements of the machine.

Growth in Eastern Europe and the Far East

Since the markets for cartonboard are always directly correlated with the economy as a whole, we have utilized the opportunities arising in the emerging markets in Central and Eastern Europe by means of establishing own sales offices and acquiring new plants such as the Bulgarian cartonboard mill, Nikopol. In China, we will intensify our sales activities through the establishment of our own sales offices, aiming at significantly increasing both customer proximity and service levels.


MM
KARTON

We cover
Solutions

MM-Karton



The Supervisory Board

Carl Anton GOESS-SAURAU, Frohnleiten
Member and Honorary Chairman

Michael GRÖLLER, Vienna
Chairman

Friedrich MAYR-MELNHOF, Grödig
Deputy Chairman

Romuald BERTL, Graz
Deputy Chairman

Board Members

Gerhard GLINZERER, Vienna

Clemens GOESS-SAURAU, London

Manfred GRUNDAUER, Frohnleiten
Delegate of the European Staff Council of Mayr-Melnhof Karton

Hubert ESSER, Neuss
Delegate of the European Staff Council of Mayr-Melnhof Karton

Gerhard NOVOTNY, Vienna
Delegate of the Staff Council of Mayr-Melnhof Packaging

Board Members



The Management Board (left to right):
H. Noichl, A. Blaschke, F. Rappold, W. Hörmanseder

The Management Board

Wilhelm HÖRMANSEDER, Purkersdorf
Chairman, born 1954, member of the Management Board since 1994,

Andreas BLASCHKE, Perchtoldsdorf
Born 1961, member of the Management Board since May 14, 2002,

Herbert NOICHL, Vienna
Born 1965, member of the Management Board since May 14, 2002,

Franz RAPPOLD, Laab im Walde
Born 1952, member of the Management Board since May 14, 2002,

The members of the Management Board do not hold mandates in Group-external supervisory boards.

We are taking a sober approach to 2003. The economic situation in the last few months has apparently started to catch up with the general gloomy conditions. In February of this year, this situation has led to a broad downward revision of the already conservative economic forecasts for 2003. We cannot escape from these basic economic conditions. Competition is visibly on the rise, and the pressure on prices and margins has increased significantly.

Nevertheless, in this situation we will continue to strive upwards. Our facilities are state-of-the-art and our products meet the highest quality standards. Our employees are experts and full of enthusiasm. We know that we will have to continue rationalizing. The strong balance sheet and high liquidity ensure our economic mobility.

The guideline for 2003 will be concentrating on increased efficiency, reducing our direct costs, and focusing on selective acquisitions in order to maintain the return on our capital employed in all Divisions above 20 % in the medium term.

Your Company is in a good position to continue to grow and to further strengthen its position in 2003.

Join us on our path and continue to place your trust in us for the future!



Wilhelm Hörmanseder
Chairman of the Management Board
Vienna, March 2003

Foreword by the Chairman of the Management Board

Dear Shareholders,

It is a great pleasure to report that your Company produced excellent results for the 2002 financial year. Despite the persistently weak economic environment, the new team in the Management Board succeeded in achieving another record result. The Mayr-Melnhof share, with its price increase of 33 %, was one of this past year's top values. In line with the solid, positive growth in earnings, the Management Board will propose an increase in dividends from EUR 1.8 to EUR 2.0 per share at the Annual Shareholders' Meeting.

On behalf of the Management Board, I would like to express my gratitude to all employees for their efforts and personal commitment, for without these, this record result would not have been possible.

By focusing on cartonboard production and processing, your Company has achieved a leading market position and attained an extremely competitive cost basis. This ensures that the Company will continue to attract both investors and customers. Our products are closely geared to consumption and our sales to export markets outside Europe were very successful, which allowed us to keep capacity utilization at a stable level. The earnings position proved to be quite robust, thanks to significant cost-efficiency measures, successful integrations, and appropriate investment decisions. Intensive standardization of processes and our efforts to expand to Central Eastern Europe have produced tangible results. The acquisitions of the last two years proved to be appropriate and have already significantly contributed to the overall results.

As a result of the acquisition of the Graphia Group in the past year, we are now one of the leading suppliers in the cigarette packaging and high-grade confectionary packaging sectors. Our ability to provide a combination of three different technologies from one source and our well-established position in Eastern Europe represent an attractive competitive advantage.

Through consistent adherence to our acquisition criteria - core competences, region, price, and company size - we were able to successfully pursue our path of expansion. The possibilities of appropriate value-adding acquisitions continue to look attractive, as they did before. We will therefore systematically continue our growth strategy, with targets in Central Eastern Europe and Southern Europe as our top priority. To meet the increasingly high standards of service in the dynamically growing Chinese market to an even greater extent, we will establish our own local sales organization.

Mayr-Melnhof Group is:



the worldwide leading producer of recycled fiber based cartonboard



Europe's largest manufacturer of folding cartons



a leading European packaging producer for cigarettes and confectionary

Contents

Mayr-Melnhof Group Key Indicators

	1999	2000	2001	2002
Development of Sales (in millions of EUR)				
Unconsolidated sales	1,074.8	1,292.6	1,327.1	1,463.6
less pro rated sales from proportionally consolidated companies	–35.0	–39.9	–38.1	–27.2
less intersegment sales	–133.2	–174.4	–166.1	–170.7
Consolidated sales	906.6	1,078.3	1,122.9	1,265.7
Earnings Data (in millions of EUR)				
Net value-added	300.7	344.8	363.7	408.4
EBITDA	151.6	172.5	201.0	223.3
Operating profit	80.4	104.2	120.2	135.7
Net income	45.4	66.7	77.9	83.3
Cash earnings	130.8	145.1	159.7	174.7
Depreciation and amortization (in millions of EUR)	70.2	69.9	76.2	87.5
Capital expenditures (in millions of EUR)	76.5	71.6	59.5	67.9
Employees	5,077	4,961	5,419	6,786
Profitability Indicators				
Return on equity	9.9%	13.4%	14.9%	15.2%
Return on assets	5.6%	7.8%	8.7%	8.4%
Net profit margin	5.0%	6.2%	6.9%	6.6%
Cash earnings margin	14.4%	13.5%	14.2%	13.8%
EBITDA margin	16.7%	16.0%	17.9%	17.6%
Operating margin	8.9%	9.7%	10.7%	10.7%
Times interest earned (in years)	16.4	30.6	80.1	45.2
Return on capital employed [1]	15.2%	19.4%	23.8%	24.5%
Return on investment	8.0%	11.0%	12.4%	12.6%
Balance Sheet Indicators				
Equity to total assets	46.4%	49.5%	48.7%	48.7%
Net debt (in millions of EUR)	65.3	–10.3	–33.9	–40.1
Net debt to equity	13.8%	–2.0%	–6.5%	–7.0%
Property, plant and equipment to total assets	43.9%	39.4%	41.1%	43.2%
Equity and non-current liabilities to property, plant and equipment	1.6	1.9	1.7	1.6
Working capital (in millions of EUR)	245.7	312.4	301.8	277.9
Enterprise value (in millions of EUR) [1]	621.7	566.9	641.6	784.6
Liquidity Indicators				
Cash ratio	0.7	1.0	0.9	0.7
Acid test ratio	1.2	1.5	1.4	1.2
Current ratio	2.0	2.3	2.1	1.9
Share Performance Indicators				
Basic and diluted earnings per share (in EUR)	3.78	5.56	6.66	7.57
Dividend per share (in EUR)	1.55	1.65	1.80	2.00[2]

[1] See adjusted amendments in the glossary

[2] proposed